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Exhibit (a)(1)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

TechTeam Global, Inc.

by

Platinum Merger Sub, Inc.,

a wholly-owned subsidiary of

Stefanini International Holdings Ltd

at

$8.35 Net per Share

THE OFFER (AS DEFINED HEREIN) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT
(ONE MINUTE AFTER 11:59 P.M.), NEW YORK CITY TIME, ON DECEMBER 10, 2010, UNLESS THE
OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY
TIME PRIOR TO THE EXPIRATION TIME OF THE OFFER.

        Pursuant to an Agreement and Plan of Merger, dated as of November 1, 2010 (the "Merger Agreement"), by and among Stefanini International Holdings Ltd, a company incorporated and registered under the laws of England and Wales ("Stefanini"), Platinum Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Stefanini ("Merger Sub"), and TechTeam Global, Inc., a Delaware corporation ("TechTeam"), Merger Sub is offering to purchase all of the outstanding shares of common stock, $0.01 par value per share, of TechTeam (the "Shares"), at a purchase price of $8.35 per Share, net to the seller in cash, without interest thereon and less any required tax withholdings (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal enclosed with this Offer to Purchase, which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer" described in this Offer to Purchase. Following the satisfaction or waiver of each of the applicable conditions described in Section 13 (Conditions to the Offer) of this Offer to Purchase and the purchase by Merger Sub of the Shares in the Offer, Merger Sub will be merged with and into TechTeam (the "Merger"), with TechTeam surviving the Merger as a wholly-owned subsidiary of Stefanini. As a result of the Merger, each outstanding Share (other than Shares owned by Stefanini, Merger Sub, TechTeam or any wholly-owned subsidiary of Stefanini or TechTeam, or held in TechTeam's treasury, or Shares owned by any stockholder of TechTeam who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price. Under no circumstances will interest be paid by Merger Sub on the Offer Price for Shares that are tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in making payment for such Shares.

        The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date (as defined in this Offer to Purchase) a number of Shares (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) that, together with any Shares then owned by Stefanini and Merger Sub (together with their wholly-owned subsidiaries), constitute a majority of the total number of then-outstanding Shares on a "fully diluted basis" (as defined in the Merger Agreement). The foregoing condition is referred to as the "Minimum Condition" in this Offer to Purchase. The Minimum Condition may not be amended or waived by Merger Sub without the prior written consent of TechTeam. The Offer is also subject to the other conditions described in Section 13 (Conditions to the Offer) of this Offer to Purchase. The Offer is not subject to any financing contingencies.

        Costa Brava Partnership III, L.P. and Emancipation Capital LLC have each entered into Tender and Support Agreements (collectively, the "Support Agreements") with Stefanini and Merger Sub pursuant to which they have agreed, in their capacity as stockholders of TechTeam, to tender or cause to be tendered to Merger Sub in the Offer all of the Shares owned beneficially and/or of record by them, as well as any additional Shares which they may acquire or own, beneficially or of record (pursuant to TechTeam stock options or otherwise). Such stockholders also have agreed to vote, or cause to be voted, all of such Shares, among other things, in favor of the approval of the Merger Agreement (and against any action, agreement or transaction that would reasonably be expected to impede, interfere with, prevent, delay or adversely affect in any material way the consummation of the transactions contemplated by the Merger Agreement), to the extent any such Shares have not been previously accepted for payment pursuant to the Offer, and have given Stefanini an irrevocable proxy to vote each such stockholder's Shares to that effect. In addition, such stockholders have agreed to waive any appraisal rights they may have under the General Corporation Law of the State of Delaware ("DGCL") and have agreed not to take any action that TechTeam is prohibited from taking under Section 6.3 of the Merger Agreement (which is described in Section 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements—No Solicitation; Change in Recommendation) of this Offer to Purchase). As of November 1, 2010, such stockholders beneficially owned an aggregate of 2,056,309 Shares, representing approximately 18.4% of the outstanding Shares as of such date.

        The TechTeam board of directors has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of TechTeam and its stockholders; (ii) approved and adopted the Merger Agreement; (iii) directed that the Merger Agreement be submitted to the holders of Shares for adoption as promptly as practicable after the completion of the Offer (unless the Merger can be consummated without such vote under Delaware law); and (iv) resolved to recommend that TechTeam's stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer and, if required to consummate the Merger, adopt the Merger Agreement. Accordingly, TechTeam's board of directors unanimously recommends that the stockholders of TechTeam accept the Offer and tender their Shares to Merger Sub in the Offer and, if required by Delaware law, vote their Shares to adopt the Merger Agreement.

        A summary of the principal terms of the Offer appears on pages S-i through S-x. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

November 12, 2010

 IMPORTANT

        Any stockholder of TechTeam who desires to tender all or any portion of such stockholder's Shares to Merger Sub in the Offer should either (i) complete and sign the Letter of Transmittal (or a photocopy of it) for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal (having such stockholder's signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a photocopy of it) and any other required documents to the depositary for the Offer, Computershare Trust Company, N.A. (the "Depositary"), and either deliver the certificates representing such Shares to the Depositary along with the Letter of Transmittal (or a photocopy of it) or tender such Shares by book-entry transfer by following the procedures described in Section 2 (Procedures for Tendering Shares of TechTeam Common Stock in the Offer) of this Offer to Purchase, in each case, prior to the Expiration Date (as defined in this Offer to Purchase) of the Offer or (ii) request such stockholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder of TechTeam with Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact that institution in order to tender such Shares to Merger Sub in the Offer.

        Any stockholder of TechTeam who desires to tender Shares to Merger Sub in the Offer and whose certificates representing such Shares are not immediately available, or who cannot comply in a timely manner with the procedures for tendering Shares by book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the Expiration Date of the Offer, may tender such Shares to Merger Sub in the Offer by following the procedures for guaranteed delivery described in Section 2 (Procedures for Tendering Shares of TechTeam Common Stock in the Offer) of this Offer to Purchase.

        Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent for the Offer at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained free of charge from the Information Agent.

        The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
tenderoffer@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885

 TABLE OF CONTENTS

SUMMARY TERM SHEET		S-i
INTRODUCTION		1
THE TENDER OFFER		3
1.	Terms of the Offer	3
2.	Procedures for Tendering Shares of TechTeam Common Stock in the Offer	6
3.	Withdrawal Righs	10
4.	Acceptance for Payment and Payment for Shares of TechTeam Common Stock	11
5.	Certain Material United States Federal Income Tax Consequences	12
6.	Price Range of Shares of TechTeam Common Stock; Dividends on Shares of TechTeam Common Stock	14
7.	Effect of the Offer on the Market for TechTeam Common Stock; Nasdaq Listing of TechTeam Common Stock; Exchange Act Registration of TechTeam Common Stock; Margin Regulations	15
8.	Certain Information Concerning TechTeam	17
9.	Certain Information Concerning Merger Sub and Stefanini	18
10.	Source and Amount of Funds	20
11.	Background of the Offer	20
12.	Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements	25
13.	Conditions to the Offer	50
14.	Certain Legal Matters	51
15.	Fees and Expenses	55
16.	Miscellaneous	55
SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF MERGER SUB AND STEFANINI		I-1

 SUMMARY TERM SHEET

        We are Platinum Merger Sub, Inc., a wholly-owned subsidiary of Stefanini Holdings International Ltd, and an affiliate of the Stefanini Group (as defined below), which does business as Stefanini IT Solutions, and we are making an offer to purchase all of the outstanding shares of common stock of TechTeam. The following are some of the questions you, as a stockholder of TechTeam, may have about our offer and our answers to those questions. This Summary Term Sheet provides important information about our offer that is described in more detail elsewhere in this Offer to Purchase, but this Summary Term Sheet may not include all of the information about our offer that is important to you. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal for our offer because the information in this Summary Term Sheet is not complete. Additional important information about our offer is contained in the remainder of this Offer to Purchase and the Letter of Transmittal for our offer. We have included cross-references in this Summary Term Sheet to other sections of this Offer to Purchase to direct you to the sections of this Offer to Purchase in which a more complete description of the topics covered in this Summary Term Sheet appear.

        Unless the context indicates otherwise, in this Offer to Purchase, we use the terms "us," "we" and "our" to refer to Platinum Merger Sub, Inc. and, where appropriate, Stefanini, and we use the term "Stefanini" to refer to Stefanini International Holdings Ltd alone, the term "Merger Sub" to refer to Platinum Merger Sub, Inc. alone and the term "TechTeam" to refer to TechTeam Global, Inc. As used in this Summary Term Sheet, we use the term "merger agreement" to refer to the Agreement and Plan of Merger, dated as of November 1, 2010, by and among Stefanini, Merger Sub and TechTeam.

Who is offering to buy my TechTeam shares?

        Our name is Platinum Merger Sub, Inc. We are a Delaware corporation organized as a wholly-owned subsidiary of Stefanini for the sole purpose of making a tender offer for the outstanding shares of common stock of TechTeam and completing the merger described below. Stefanini is a company incorporated and registered under the laws of England and Wales, and is a holding company for the non-Brazilian operations of the Stefanini group of companies (the "Stefanini Group"). The Stefanini Group is comprised of two holding companies, both under the control of Marco Stefanini and his wife, Maria das Graças Vuolo Sajovic. Stefanini Participações Ltda. is headquartered in São Paulo, Brazil and owns the Brazilian operational entities of the Stefanini Group. Stefanini owns the international operational entities of the Stefanini Group outside Brazil. Mr. Stefanini and Ms. Sajovic are the sole shareholders and directors, and Mr. Stefanini serves as Chairman, of Stefanini. Mr. Stefanini also serves as President and CEO of Stefanini Participações Ltda. and of its principal operating subsidiary, Stefanini Consultoria e Assessoria em Informatica S.A. The Stefanini Group does business as Stefanini IT Solutions, providing IT consulting, systems integration and outsourcing services, with operations in 17 countries. The Stefanini Group employs approximately 9,400 people worldwide and generated combined revenue of approximately $380 million in the year ended December 31, 2009 (based on an exchange rate of R$ 1.76 for US$ 1). See Introduction and Section 9 (Certain Information Concerning Merger Sub and Stefanini) of this Offer to Purchase for more information.

How many shares of TechTeam common stock are you offering to purchase?

        We are making an offer to purchase all of the outstanding shares of TechTeam common stock upon the terms and subject to the conditions set forth in this Offer to Purchase. See Introduction and Sections 1 (Terms of the Offer), 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements) and 13 (Conditions to the Offer) of this Offer to Purchase for more information.

S-i

How much are you offering to pay for my shares of TechTeam common stock, what is the form of payment and will I have to pay any fees or commissions if I tender my shares in your offer?

        We are offering to pay $8.35 per share, net to you, in cash (without interest thereon and less any required tax withholdings) for each of your shares of TechTeam common stock. If you are the record owner of your shares and you tender them in our offer, you will not have to pay any brokerage fees or similar expenses to do so. If you own your shares through a broker or other nominee, and your broker or nominee tenders your shares in our offer on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether it will charge you a fee for tendering your shares in our offer. See Introduction and Section 1 (Terms of the Offer) of this Offer to Purchase for more information.

Do you have the financial resources to pay for all of the shares of TechTeam common stock that you are offering to purchase?

        Yes. Our parent company, Stefanini, and/or certain of our other affiliates in the Stefanini Group will contribute or cause to be contributed to us sufficient funds to pay for all of the shares of TechTeam common stock that are accepted for payment by us in our offer, and to make payments for all shares of TechTeam common stock that are not accepted for payment in our offer and that will be converted into the right to receive $8.35 per share in cash (without interest thereon and less any required tax withholdings) in the merger described below following the acceptance of shares of TechTeam common stock for payment pursuant to our offer. Our offer is not subject to any financing contingencies. Stefanini has obtained an irrevocable commitment from Marco Stefanini and his wife, Maria das Graças Vuolo Sajovic, the sole directors and shareholders of Stefanini, to subscribe for up to $95 million of the equity of Stefanini, conditioned only on the closing of our offer, and Mr. Stefanini, Ms. Sajovic, Stefanini Participações Ltda. and Stefanini Consultoria e Assessoria em Informatica S.A., affiliate members of the Stefanini Group, have guaranteed our obligations and those of Stefanini to pay for the shares of TechTeam common stock pursuant to our offer and the terms of the merger agreement. See Section 10 (Source and Amount of Funds) of this Offer to Purchase for more information.

Is your financial condition relevant to my decision whether to tender my shares of TechTeam common stock in your offer?

        No. We do not believe that our financial condition is material to your decision whether to tender your shares of TechTeam common stock in our offer because:

  •
  cash is the only consideration that we are paying to the holders of TechTeam common stock in connection with our offer and the merger;

  •
  we are offering to purchase all of the outstanding shares of TechTeam common stock in our offer;

  •
  our offer is not subject to any financing contingencies; and

  •
  Stefanini and its affiliates in the Stefanini Group that have guaranteed Stefanini's obligations under the merger agreement currently have aggregate cash and cash equivalents in excess of $100 million, and will provide the necessary funding to finance our offer.

        See Section 10 (Source and Amount of Funds) of this Offer to Purchase for more information.

How long do I have to tender my shares of TechTeam common stock in your offer?

        Unless we extend our offer or provide for a "subsequent offering period" following completion of the initial offer as described below, you will have until 12:00 midnight (one minute after 11:59 p.m.),

S-ii

New York City time, on December 10, 2010, to tender your shares of TechTeam common stock in our offer. If you cannot deliver everything that is required to tender your shares by that time, you may be able to use a guaranteed delivery procedure to tender your shares, as described in Section 2 (Procedures for Tendering Shares of TechTeam Common Stock in the Offer) of this Offer to Purchase. As used in this summary term sheet, "expiration date" means the latest time and date on which our offer, as it may be extended by us, expires.

        We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

What are the most significant conditions to your offer?

        We are not obligated to purchase any shares of TechTeam common stock that are tendered in our offer unless, prior to the expiration date of our offer, the number of shares (other than shares tendered by guaranteed delivery where actual delivery has not occurred) validly tendered in accordance with the terms of our offer and not withdrawn, together with any shares of TechTeam common stock then owned by us or Stefanini (together with our respective wholly-owned subsidiaries), constitute at least a majority of the total number of then-outstanding shares of TechTeam common stock on a "fully diluted basis" (as defined in the merger agreement). The foregoing condition is referred to as the "Minimum Condition" in this Offer to Purchase. The Minimum Condition may not be amended or waived by Merger Sub without the prior written consent of TechTeam. See Section 1 (Terms of the Offer) and Section 13 (Conditions to the Offer) of this Offer to Purchase for more information.

        Our offer is not subject to any financing contingencies, but it is subject to a number of other conditions, including conditions with respect to the expiration or termination of the waiting period applicable to our acquisition of shares of TechTeam common stock in connection with our offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the accuracy of TechTeam's representations and warranties set forth in the merger agreement subject to materiality qualifiers, TechTeam's compliance in all material respects with its obligations, covenants and agreements in the merger agreement, the absence of certain legal impediments to our offer or the merger, the absence of any "material adverse effect" with respect to TechTeam, the absence of certain pending legal proceedings initiated by any governmental entity challenging or seeking to restrain or prohibit our offer or the merger, and the continued support of TechTeam of the transactions contemplated by the merger agreement. See Section 13 (Conditions to the Offer) of this Offer to Purchase for more information about these and other conditions to our offer.

        We can waive any condition to our offer without TechTeam's consent. Pursuant to the merger agreement, however, without TechTeam's prior consent, we cannot amend or waive the Minimum Condition or the condition that the merger agreement not be terminated in accordance with its terms, decrease the offer price or change the form of the consideration payable in our offer, decrease the number of Shares sought in our offer, add to the conditions of our offer, modify the conditions to our offer in a manner adverse to the TechTeam stockholders, extend the expiration date of our except as required or permitted by the merger agreement or make any other change in the terms or conditions to of the Offer that is materially adverse to the TechTeam stockholders.

Under what circumstances can or must you extend your offer?

        Under the terms of the merger agreement, our offer may be extended as follows. If requested by TechTeam prior to the expiration date of the offer, or otherwise if we decide to do so in our discretion and without the consent of TechTeam or any other person, we will extend the offer beyond the expiration date on one or more occasions for an additional period of up to 10 business days per extension, if at any scheduled expiration of our offer, any of the offer conditions (including the Minimum Condition) are not satisfied. We will extend our offer from time to time for any period

S-iii

required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC or of Nasdaq applicable to our offer. We may in our discretion extend our offer to provide for a "subsequent offering period" (and one or more extensions of such period) in accordance with Rule 14d-11 under the Exchange Act unless we would beneficially own, together with Stefanini and our respective subsidiaries, 90% or more of the then-outstanding shares of TechTeam common stock, assuming we would accept for payment the shares of TechTeam common stock tendered in our offer immediately following the then-scheduled expiration of our offer. We may extend our Offer for one or more periods, up to an aggregate of 10 business days for all such extensions, if we would beneficially own, together with Stefanini and our respective subsidiaries, at least 80% but less than 90% of the then-outstanding shares of TechTeam common stock, assuming we would accept for payment the shares of TechTeam common stock tendered in our offer immediately following the then-scheduled expiration of our offer. We will extend our offer until 5:00 p.m. on the first business day after the expiration of any Negotiation Period (as described below in this Section 12 of the Offer to Purchase).

        Notwithstanding the foregoing, in no circumstance will we be required to extend our offer beyond March 1, 2011 (or such later date as may be required under Section 6.3(c) of the merger agreement). During any subsequent offering period, if there is one, you can tender to us (but not withdraw), and we must accept for payment, and pay for, your shares at the same $8.35 per share price payable in our offer.

        See Sections 1 (Terms of the Offer) and 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements) of this Offer to Purchase for more information.

How will I be notified if you extend your offer?

        If we extend our offer, we will inform the Depositary, Computershare Trust Company, N.A., of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which our offer was previously scheduled to expire. If we elect to provide or extend any subsequent offering period, a public announcement of such provision or extension will be made no later than 9:00 a.m., New York City time, on the next business day following the expiration date of our offer or date of termination of any prior subsequent offering period. See Section 1 (Terms of the Offer) of this Offer to Purchase for more information.

How do I tender my Shares of TechTeam Common Stock in your offer?

        To tender all or any portion of your shares of TechTeam common stock in our offer, you must either deliver the certificate or certificates representing your tendered shares, together with the Letter of Transmittal (or a photocopy of it) enclosed with this Offer to Purchase, properly completed and duly executed, with any required signature guarantees, and any other required documents, to the Depositary, Computershare Trust Company, N. A., or tender your shares using the book-entry procedure described in Section 2 (Procedures for Tendering shares of TechTeam Common Stock in the Offer) of this Offer to Purchase, prior to the expiration date of our offer.

        If you hold your shares of TechTeam common stock in street name through a broker, dealer, bank, trust company or other nominee and you wish to tender all or any portion of your shares of TechTeam common stock in our offer, the broker, dealer, bank, trust company or other nominee that holds your shares must tender them on your behalf through the Depositary.

        If you cannot deliver the items that are required to be delivered to the Depositary by the expiration date of our offer, you may obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq Global Market trading days. You may use the Notice of Guaranteed

S-iv

Delivery enclosed with this Offer to Purchase for this purpose. To tender shares of TechTeam common stock in this manner, however, the Depositary must receive the missing items within such three trading day period. See Section 2 (Procedures for Tendering Shares of TechTeam Common Stock in the Offer) of this Offer to Purchase for more information.

Can I withdraw shares that I previously tendered in your offer? Until what time may I withdraw previously tendered shares?

        Yes. You can withdraw some or all of the shares of TechTeam common stock that you previously tendered in our offer at any time prior to the expiration date of the offer, as it may be extended. Further, if we have not accepted your shares for payment by January 11, 2011, 60 days after commencement of our offer, you can withdraw them at any time after January 11, 2011. Once we accept your tendered shares for payment upon the expiration of our offer, however, you will no longer be able to withdraw them. In addition, your right to withdraw your previously tendered and accepted shares will not apply to any subsequent offering period (which is not the same as an extension of our offer), if one is provided. See Sections 1 (Terms of the Offer) and 3 (Withdrawal Rights) of this Offer to Purchase for more information.

How do I withdraw my previously tendered shares?

        To withdraw any shares of TechTeam common stock that you previously tendered in our offer, you (or, if your shares are held in street name, the broker, dealer, bank, trust company or other nominee that holds your shares) must deliver a written notice of withdrawal (or a photocopy of one), with the required information, to the Depositary while you still have the right to withdraw your shares. See Sections 1 (Terms of the Offer) and 3 (Withdrawal Rights) of this Offer to Purchase for more information.

Has TechTeam's board of directors approved your offer?

        Yes. Our offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 1, 2010, by and among Stefanini, Merger Sub and TechTeam. TechTeam's board of directors has unanimously:

  •
  determined that the merger agreement and the transactions contemplated thereby, including our offer and the merger, are advisable and fair to and in the best interests of TechTeam and its stockholders;

  •
  adopted and approved the merger agreement;

  •
  directed that the merger agreement be submitted to the holders of shares of TechTeam common stock for adoption as promptly as practicable after the completion of our offer (unless the merger can be consummated without such vote under Delaware law); and

  •
  resolved to recommend that TechTeam's stockholders accept our offer and tender their shares of TechTeam common stock to us pursuant to our offer and, if required to consummate the merger, adopt the merger agreement.

        Accordingly, TechTeam's board of directors unanimously recommends that you accept our offer and tender your shares of TechTeam common stock to us in our offer and, if required by Delaware law, vote your shares of TechTeam common stock to adopt the merger agreement.

        The factors considered by TechTeam's board of directors in making the determinations and the recommendation described above and other matters relied upon by TechTeam's board of directors are described in TechTeam's Solicitation/Recommendation Statement on Schedule 14D-9, which will be

S-v

filed with the SEC and is being mailed to the stockholders of TechTeam with this Offer to Purchase. We urge you to carefully read TechTeam's Solicitation/Recommendation Statement on Schedule 14D-9.

        See the Introduction and Section 11 (Background of the Offer) of this Offer to Purchase for more information.

Have any stockholders of TechTeam already agreed to tender their shares in your offer?

        Yes. Certain stockholders of TechTeam have each entered into a Tender and Support Agreement with us and Stefanini pursuant to which they have agreed, in their capacity as stockholders of TechTeam, to tender or cause to be tendered to us in our offer all of the shares of TechTeam common stock owned beneficially and/or of record by them, as well as any additional shares which they may acquire or own, beneficially or of record (pursuant to TechTeam stock options or otherwise). Such stockholders also have agreed to vote, or cause to be voted, all of such shares, among other things, in favor of the approval of the merger agreement (and against any Acquisition Proposal (as defined therein) or any proposal made in opposition to or in connection with the merger agreement or the transactions contemplated therein and against any action that would reasonably be expected to impede, interfere with, delay or adversely effect in any material way the consummation of the transactions contemplated by the merger agreement), to the extent any such shares have not been previously accepted for payment pursuant to our offer, and have given Stefanini an irrevocable proxy to vote each such stockholder's shares to that effect. In addition, such stockholders have agreed to waive any appraisal rights they may have under the DGCL and have agreed not to take any action that TechTeam is prohibited from taking under Section 6.3 of the merger agreement. (which is described in Section 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements—No Solicitation; Change in Recommendation) of this Offer to Purchase). As of November 1, 2010, such stockholders beneficially owned an aggregate of 2,056,309 shares of TechTeam common stock, representing approximately 18.4% of the shares of TechTeam common stock outstanding as of such date. See the Introduction and Section 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements) of this Offer to Purchase for more information.

What are your plans if you successfully complete your offer but do not acquire all of the outstanding shares of TechTeam common stock in your offer?

        If we accept shares of TechTeam common stock for payment pursuant to our offer and certain limited conditions are satisfied, as soon as practicable following such acceptance, we intend to merge with and into TechTeam so that TechTeam will be the surviving corporation in the merger and will continue as a wholly-owned subsidiary of Stefanini. If we accept shares of TechTeam common stock for payment pursuant to our offer, we will hold a sufficient number of shares of TechTeam common stock to ensure any requisite approval of the merger agreement by TechTeam stockholders under applicable law to consummate the merger. In addition, if we own at least 90% of the outstanding shares of TechTeam common stock, under applicable law, we will not be required to obtain the approval of TechTeam's stockholders to consummate the merger.

        As a result of the merger, all of the outstanding shares of TechTeam common stock that are not tendered in our offer, other than shares that are owned by Stefanini, TechTeam or us (or any wholly-owned subsidiary of Stefanini or TechTeam), or held in TechTeam's treasury, or any shares that are owned by any stockholder of TechTeam who is entitled to and properly exercises appraisal rights under Delaware law in respect of that stockholder's shares, will be converted into the right to receive $8.35 per share in cash (without interest thereon and less any required tax withholdings).

        Our obligation to merge with and into TechTeam following the acceptance of shares of TechTeam common stock for payment pursuant to our offer is subject to the satisfaction or waiver, at or prior to

S-vi

the closing of the merger, of each of the following conditions: (i) adoption of the merger agreement by TechTeam's stockholders under Delaware law (if required); and (ii) no order, injunction or decree preventing the completion of the merger having been issued by any court or other governmental entity of competent jurisdiction and remaining in effect, and no legal requirement having been enacted or enforced and remaining in effect that prohibits or makes the completion of the merger illegal. Our obligation to merge with and into TechTeam is also conditioned upon the successful completion of our offer subject to certain limitations.

        See the Introduction and Section 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements) of this Offer to Purchase for more information.

If you successfully complete your offer, what will happen to TechTeam's board of directors?

        If we accept shares of TechTeam common stock for payment pursuant to our offer, pursuant to the merger agreement, Stefanini will become entitled to designate a number of directors that proportionately corresponds to its total share ownership of TechTeam, rounded up to the nearest whole number, but no less than a majority of the members of TechTeam's board of directors. At Stefanini's request, TechTeam must promptly increase the size of TechTeam's board of directors or use commercially reasonable efforts to seek the resignations of the number of TechTeam directors as is necessary to provide Stefanini with such level of representation and must use commercially reasonable efforts to cause Stefanini's designees to be so elected or appointed. Therefore, if we accept shares of TechTeam common stock for payment pursuant to our offer, Stefanini will obtain control over the management of TechTeam shortly thereafter. However, we have agreed that TechTeam's board of directors will have at least such number of directors as may be required by the Nasdaq rules or the federal securities laws who are considered independent directors within the meaning of such rules and laws and each committee of TechTeam's board of directors that is required (or a majority of which is required) by the Nasdaq rules or the federal securities laws to be composed solely of independent directors will be so composed subject to certain additional conditions. After the election or appointment of the directors designated by Stefanini to TechTeam's board of directors and prior to the completion of the merger, pursuant to the merger agreement, the approval of a majority of the continuing directors who were directors of TechTeam on the date of the merger agreement will be required in order to effect (i) any amendment or termination of the merger agreement requiring action by TechTeam's board of directors or any amendment or modification of the Company's certificate of incorporation or by-laws, (ii) any extension of time for the performance of any of Stefanini's or our obligations or other acts under the merger agreement, (iii) any waiver of compliance with any of the agreements or conditions under the merger agreement that are for the benefit of TechTeam and (iv) any exercise of TechTeam's rights or remedies under the merger agreement and any action to seek to enforce any of Stefanini's or our obligations under the merger agreement (or any other action by TechTeam's board of directors with respect to the merger agreement, the offer or the merger, if such other action adversely affects, or could reasonably be expected to adversely affect, any of TechTeam's stockholders other than Stefanini or us). See Section 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Support Agreements) of this Offer to Purchase for more information.

Will TechTeam continue as a public company?

        If the merger occurs, TechTeam will no longer be publicly owned. Even if the merger does not occur, if we purchase all the tendered shares, there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be traded through Nasdaq Global Market or other securities markets, there may not be a public trading market for the shares and TechTeam may cease making filings with the Securities and Exchange Commission or otherwise cease being required to

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comply with Securities and Exchange Commission rules relating to publicly held companies. See Section 7 (Effect of the Offer on the Market for TechTeam Common Stock; Nasdaq Listing of TechTeam Common Stock; Exchange Act Registration of TechTeam Common Stock; Margin Regulations) for more information.

If I decide not to tender my shares of TechTeam common stock in your offer, how will the completion of the merger affect my shares?

        If we accept shares of TechTeam common stock for payment pursuant to our offer, but you do not tender your shares in our offer, and the merger is completed, your shares will be converted into the right to receive the same amount of cash that you would have received had you tendered your shares in our offer (without interest thereon and less any required tax withholdings), subject to your right to pursue any appraisal rights you may be entitled to under Delaware law. Therefore, if we consummate the merger, unless you are entitled to and properly exercise your appraisal rights under Delaware law, the only difference to you between having your shares accepted for payment in our offer and not doing so is that you will be paid earlier if you have your shares accepted for payment in our offer.

        If we accept shares of TechTeam common stock for payment pursuant to our offer, then until such time thereafter as we consummate the merger, the number of stockholders of TechTeam and the number of shares of TechTeam common stock that remain in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for such shares. Also, shares of TechTeam common stock may no longer be eligible to be traded on The Nasdaq Global Market or any other securities exchange, and TechTeam may cease making filings with the SEC or otherwise cease being required to comply with the SEC's rules relating to publicly held companies. See the Introduction and Sections 7 (Effect of the Offer on the Market for TechTeam Common Stock; Nasdaq Listing of TechTeam Common Stock; Exchange Act Registration of TechTeam Common Stock; Margin Regulations) and 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements) of this Offer to Purchase for more information.

        Following the offer, it is possible that shares of TechTeam would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

Are appraisal rights available in either your offer or the merger?

        Appraisal rights are not available in connection with our offer. You may be entitled to appraisal rights under Delaware law in connection with the merger if you do not tender your shares of TechTeam common stock in our offer and properly exercise such rights in accordance with Delaware law. If you choose to exercise your appraisal rights in connection with the merger, and you comply with the applicable requirements of Delaware law, you will be entitled to payment for your shares based on a fair and independent appraisal of the value of your shares as determined pursuant to Section 262 of the DGCL. This value may be more or less than the $8.35 per share that we are offering to pay you for your shares in our offer or that you would otherwise receive in the merger. See Section 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements) of this Offer to Purchase for more information.

What will happen to my employee stock options and restricted stock in your offer?

        We will not assume any TechTeam stock options or other equity awards. Each outstanding, unexercised TechTeam stock option, whether vested or unvested, immediately prior to the first time we accept shares of TechTeam common stock in our offer will be converted into the right to receive, and the holder of each such TechTeam stock option will be entitled to receive, a payment in cash, in

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consideration of such conversion and in full settlement of such vested or unvested stock option, in an amount equal to the product of: (A) the number of Shares subject to the stock option multiplied by (B) the excess, if any, of the Offer Price, without interest, over the exercise price per Share subject to such stock option. If the exercise price per Share under any such stock option is equal to or greater than the Offer Price, then such stock option will be cancelled for no consideration.

        Each unvested Share of restricted stock granted under TechTeam stock plans that is outstanding immediately prior to the first time we accept shares of TechTeam common stock in our offer will become fully vested and the holders of such Shares shall, to the extent such Shares are validly tendered during a subsequent offer commenced in accordance with the terms of the merger agreement, be entitled to receive the Offer Price pursuant to the subsequent offer, or, to the extent not tendered, be entitled to receive the Merger Consideration (except to the extent that the holder has demanded and perfected rights to appraisal).

        All amounts payable to holders of TechTeam stock options under the merger agreement will be paid as promptly as practicable (and in any event no later than 5 business days) following the Effective Time of the Merger, without interest thereon and less any required tax withholdings.

        See Section 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements) of this Offer to Purchase for more information.

What are the U.S. federal income tax consequences of selling or exchanging my shares of TechTeam common stock pursuant to your offer or the merger?

        If you are a U.S. Holder, as defined in Section 5 (Certain Material United States Federal Income Tax Consequences), your exchange of TechTeam common stock for cash pursuant to our offer or the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. In general, if you are a U.S. Holder, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in your TechTeam common stock sold pursuant to the offer or exchanged for cash pursuant to the merger. This capital gain or loss will be long-term capital gain or loss if you have held the TechTeam common stock for more than one year as of the date of your sale or exchange of the such stock pursuant to the offer or the merger. If you are a Non-U.S. Holder, as defined in Section 5 (Certain Material United States Federal Income Tax Consequences), your sale or exchange of shares of TechTeam common stock for cash pursuant to our offer or the merger will generally not be a taxable transaction for U.S. federal income tax purposes. You should consult with a tax advisor to determine the tax consequences to you of our offer and merger. See Section 5 (Certain Material United States Federal Income Tax Consequences) of this Offer to Purchase for more information.

What is the market value of my shares of TechTeam common stock?

        On November 1, 2010, the last trading day before Stefanini and TechTeam announced that they had entered into the merger agreement, the closing price of shares of TechTeam common stock reported on The Nasdaq Global Market was $7.15 per share; therefore, the offer price of $8.35 per share represents a premium of approximately 16.8% over the closing price of TechTeam shares before announcement of the merger agreement. On November 10, 2010, the last trading day prior to the printing of this Offer to Purchase, the closing price of shares of TechTeam common stock reported on The Nasdaq Global Market was $8.29 per share. We advise you to obtain a recent quotation for shares of TechTeam common stock when deciding whether to tender your shares in our offer. See Section 6 (Price Range of Shares of TechTeam Common Stock; Dividends on Shares of TechTeam Common Stock) of this Offer to Purchase for more information.

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What is the "Top-Up Option" and when will it be exercised?

        TechTeam has granted us an option to purchase from TechTeam (for cash or a note payable, at a price per share equal to the $8.35 payable in our offer) that number (but not less than that number) of shares of TechTeam common stock as is equal to the lesser of (i) lowest number of shares of TechTeam common stock that, when added to any shares of TechTeam common stock owned by us or Stefanini at the time of such exercise, will constitute more than 90% of the total number of shares of TechTeam common stock then outstanding, such that we may effect a "short form" merger with TechTeam under Delaware law and (ii) the aggregate number of shares of TechTeam common stock held as treasury shares by TechTeam and the number of shares of TechTeam common stock that are authorized under the TechTeam certificate of incorporation that are not issued and outstanding, are not reserved for issuance under the TechTeam equity plans and are issuable without the approval of the TechTeam stockholders.

        We may exercise this option after we have accepted for payment and paid for shares of TechTeam common stock in our offer in our discretion, subject to the limitations that we may only exercise the option once, within five business days after the expiration date of our offer or of any subsequent offering period, and only if there is no provision of applicable law (including any Nasdaq rule) or judgment, injunction, order or decree of any governmental entity prohibiting, or requiring any consent, approval, filing with, notification to, or other action by any governmental entity or TechTeam's stockholders in connection with, such exercise or the delivery of shares of TechTeam common stock in respect of such exercise, unless, prior to such exercise, such consent, approval, filing, notification or action has been obtained or made, as applicable.

        See Section 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements) of this Offer to Purchase for more information.

Whom can I contact if I have questions about your offer?

        You should contact the Information Agent for our offer at the address and telephone numbers listed below if you have any questions about our offer.

        The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
tenderoffer@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885

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To: The Holders of Common Stock of TechTeam Global, Inc.

INTRODUCTION

        Platinum Merger Sub, Inc., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Stefanini International Holdings Ltd, a company incorporated and registered under the laws of England and Wales ("Stefanini"), hereby offers to purchase all of the outstanding shares of common stock, $0.01 par value per share (the "Shares"), of TechTeam Global, Inc., a Delaware corporation ("TechTeam"), at a purchase price of $8.35 per share, net to the seller in cash, without interest thereon and less any required tax withholdings (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal enclosed with this Offer to Purchase, which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer" described in this Offer to Purchase.

        Tendering TechTeam stockholders whose Shares are registered in their own names and who tender their Shares directly to Computershare Trust Company, N.A., which is acting as the depositary for the Offer (the "Depositary"), will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as set forth in Instruction 6 to the Letter of Transmittal for the Offer, transfer taxes on the sale of the Shares in the Offer. A stockholder of TechTeam who holds Shares through a broker, dealer, bank, trust company or other nominee should consult with such institution to determine whether it will charge any service fees for tendering such stockholder's Shares to Merger Sub in the Offer.

        Stefanini will pay all fees and expenses of the Depositary and MacKenzie Partners, Inc., which is acting as the information agent for the Offer (the "Information Agent"), incurred in connection with the Offer. See Section 15 (Fees and Expenses) of this Offer to Purchase for more information.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 1, 2010, by and among Stefanini, Merger Sub and TechTeam (the "Merger Agreement"), pursuant to which, following the satisfaction or waiver of certain conditions and the purchase by Merger Sub of Shares in the Offer, Merger Sub will be merged with and into TechTeam (the "Merger"), with TechTeam surviving the Merger as a wholly-owned subsidiary of Stefanini. As a result of the Merger, each outstanding Share (other than Shares owned by Stefanini, Merger Sub, TechTeam or any wholly-owned subsidiary of Stefanini or TechTeam, or held in TechTeam's treasury, or Shares owned by any stockholder of TechTeam who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest thereon and less any required tax withholdings. See Section 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements) of this Offer to Purchase for more information. Under no circumstances will interest be paid by Merger Sub on the Offer Price payable in respect of Shares that are tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in making payment for such Shares.

        The TechTeam board of directors has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of TechTeam and its stockholders; (ii) adopted and approved the Merger Agreement; (iii) directed that the Merger Agreement be submitted to the holders of Shares for adoption as promptly as practicable after the completion of the Offer (unless the Merger can be consummated without such vote under Delaware law); and (iv) resolved to recommend that TechTeam's stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer and, if required to consummate the Merger, adopt the Merger Agreement. Accordingly, TechTeam's board of directors unanimously recommends that the stockholders of TechTeam accept the Offer and tender their Shares to Merger Sub in the Offer and, if required by Delaware law, vote their Shares to adopt the Merger Agreement.

        The factors considered by TechTeam's board of directors in making the determinations and the recommendation described above and other matters relied upon by TechTeam's board of directors are described in TechTeam's Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed with the SEC and is being mailed to the stockholders of TechTeam with this Offer to Purchase. Stockholders of TechTeam are urged to, and should, carefully read TechTeam's Solicitation/Recommendation Statement on Schedule 14D-9.

        The Offer is conditioned upon, among other things, there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date (as defined in this Offer to Purchase) that number of Shares (other than Shares tendered by guaranteed delivery where actual delivery has not occurred) that, together with any Shares then owned by Stefanini and Merger Sub (together with their respective wholly-owned subsidiaries), constitute a majority of the total number of then-outstanding Shares on a "fully diluted basis," which is defined in the Merger Agreement to mean, as of any time, the number of Shares outstanding, plus all Shares that TechTeam would be required to issue pursuant to the exercise, exchange or conversion, as applicable, of all "in the money" options, and all warrants and other rights to acquire, or securities convertible into or exchangeable for, Shares that are outstanding and that are vested (or that will be vested) immediately prior to the first time as of which we accept any Shares for payment pursuant to the Offer (the "Purchase Time"). The foregoing condition is referred to as the "Minimum Condition" in this Offer to Purchase. The Minimum Condition and the condition that the Merger Agreement not be terminated in accordance with its terms may not be amended or waived by Merger Sub without the prior written consent of TechTeam. The Offer is also subject to the other conditions described in Section 13 (Conditions to the Offer) of this Offer to Purchase. The Offer is not subject to any financing contingencies.

        TechTeam has informed Merger Sub that, as of October 29, 2010, there were 11,190,781 Shares issued and outstanding, and 656,000 Shares reserved for issuance upon exercise of employee stock options to purchase Shares, with an exercise price of less than the Offer Price. Based solely upon the foregoing, the Minimum Condition would be satisfied if more than 5,923,391 Shares were validly tendered and not withdrawn prior to the Expiration Date. The actual number of Shares that are required to be tendered to satisfy the Minimum Condition, however, will depend upon the actual number of Shares outstanding at the Expiration Date on a fully diluted basis.

        Consummation of the Merger is also subject to the satisfaction of certain conditions, including (i) subject to certain limited exceptions, the acceptance for payment of, and payment for, Shares by Merger Sub in the Offer and (ii) the adoption of the Merger Agreement by the holders of at least a majority in combined voting power of the outstanding Shares, if required by applicable law. If Merger Sub accepts Shares for payment pursuant to the Offer, Merger Sub will have sufficient voting power to approve the Merger Agreement under applicable law without the vote in favor of approval of the Merger Agreement by any other holder of Shares. In addition, if Merger Sub owns 90% or more of the outstanding Shares, under applicable law, Merger Sub and Stefanini will be able to consummate the Merger without a vote on the approval of the Merger Agreement by the holders of Shares. In the event that Stefanini proceeds with a Merger not requiring stockholder approval, under the terms of the Merger Agreement, Stefanini, Merger Sub and TechTeam have agreed to take all necessary and appropriate action to cause the Merger to become effective promptly after the completion of the Offer without a meeting of TechTeam's stockholders. See Section 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements) of this Offer to Purchase for more information.

        This Offer to Purchase and the Letter of Transmittal for the Offer contain important information about the Offer and should be read carefully and in their entirety before any decision is made with respect to the Offer.

 THE TENDER OFFER

1.     Terms of the Offer

        Upon the terms of and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), promptly after the Expiration Date, Merger Sub will accept for payment, and will pay for, all Shares that are validly tendered to Merger Sub in the Offer and not withdrawn prior to the Expiration Date in accordance with the procedures for withdrawal described in Section 3 (Withdrawal Rights) of this Offer to Purchase. The term "Expiration Date" as used in this Offer to Purchase means 12:00 midnight (one minute after 11:59 p.m.), New York City time, on December 10, 2010, unless and until Merger Sub extends the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term Expiration Date as used in this Offer to Purchase will mean the latest time and date at which the Offer, as so extended by Merger Sub, will expire.

        Under the terms of the Merger Agreement, the Offer may be extended beyond the initial Expiration Date as follows:

  •
  if requested by TechTeam prior to the Expiration Date, and otherwise in the discretion of Merger Sub, and without the consent of TechTeam or any other person, the Offer will be extended on one or more occasions for an additional period of up to 10 business days per extension in order to permit all of the conditions to the Offer to be satisfied to the extent that any such condition has not been satisfied or waived as of such Expiration Date;

  •
  from time to time for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC or of Nasdaq applicable to the Offer;

  •
  in the discretion of Merger Sub, to provide for a "subsequent offering period" (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act unless (assuming the Purchase Time would occur immediately following the then-scheduled expiration of the Offer), Stefanini and Merger Sub, together with their respective subsidiaries, would become the owners of 90% or more of the then-outstanding Shares (including Shares tendered in the Offer and not withdrawn);

  •
  in the discretion of Merger Sub, for one or more periods, up to an aggregate of 10 business days for all such extensions, if (assuming the Purchase Time would occur immediately following the then-scheduled expiration date of the Offer) Stefanini and Merger Sub, together with their respective subsidiaries, would become the owners of more than 80% but less than 90% of the then-outstanding Shares (including Shares tendered in the Offer and not withdrawn); and

  •
  to the extent required by the provisions of Section 6.3(c) of the Merger Agreement, until 5:00 p.m. on the first business day after the expiration of any Negotiation Period (as described below in Section 12 of the Offer to Purchase).

        Notwithstanding the foregoing, in no circumstance will Merger Sub be required to extend the Offer beyond March 1, 2011 (or such later date as may be required under Section 6.3(c) of the Merger Agreement).

        Merger Sub expressly reserves the right (but is not obligated under the terms of the Merger Agreement or for any other reason) to increase the Offer Price and to waive any condition to the Offer or to make any other changes to the terms of the Offer, except that, without the prior written consent of TechTeam, Merger Sub may not: (i) decrease the Offer Price or change the form of the consideration payable in the Offer; (ii) decrease the number of Shares sought pursuant to the Offer; (iii) amend or waive the Minimum Condition or the condition that the Merger Agreement not be terminated in accordance with its terms; (iv) add to the conditions to the Offer described in Section 13 (Conditions to the Offer) of this Offer to Purchase (the "Offer Conditions"); (v) modify the Offer

Conditions in a manner adverse to the holders of Shares; (vi) extend the expiration date of the Offer except as described in this Section 1 of this Offer to Purchase; or (vii) make any other change in the terms or conditions of the Offer that is materially adverse to the holders of Shares.

        If, between the date of the Merger Agreement and the date on which any particular Share is accepted for payment pursuant to the Offer, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a record date with respect to any such event occurs during such period, then the Offer Price will be appropriately adjusted.

        If by 12:00 midnight (one minute after 11:59 p.m.), New York City time, on December 10, 2010 (or by any other time and date then scheduled as the Expiration Date), any or all of the Offer Conditions have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, Merger Sub may (i) subject to the qualifications described above, waive all of the Offer Conditions that remain unsatisfied and accept for payment and pay for all Shares that have been validly tendered and not withdrawn prior to the Expiration Date, (ii) extend the Offer, (iii) subject to the qualifications described above, amend the Offer, or (iv) subject to any obligation of Merger Sub to extend the Offer pursuant to the terms of the Merger Agreement, terminate the Offer in accordance with the Merger Agreement, not accept for payment or pay for any Shares and return all previously tendered Shares to the owners of such Shares.

        The rights reserved by Merger Sub described in the preceding paragraphs are in addition to its rights pursuant to Section 13 (Conditions to the Offer) of this Offer to Purchase. Any extension of the Offer, waiver of the Offer Conditions, amendment to the Offer or termination of the Offer will be followed as promptly as practicable by a public announcement thereof. A public announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Merger Sub may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which require that material changes be promptly disseminated to holders of Shares), Merger Sub will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the PR Newswire and/or Dow Jones news services. The phrase "business day" as used in this paragraph has the meaning set forth in Rule 14d-1 under the Exchange Act (otherwise "business day" is defined in the Merger Agreement as any day (i) other than a Saturday or Sunday, (ii) on which the principal offices of the SEC in Washington D.C. are open to accept filings, (iii) on which banks are not required or authorized by law to close in New York, New York or Sao Paulo, Brazil).

        In the event that Merger Sub makes a material change in the terms of the Offer or the information concerning the Offer, or waives a material Offer Condition, Merger Sub will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required under the applicable rules and regulations of the SEC to allow for adequate dissemination to stockholders. With respect to other material changes in the terms of the Offer, the minimum period during which the Offer must remain open will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information.

        If, as described above, Merger Sub elects or is required by TechTeam to provide for a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act, such subsequent offering period would be an additional period of time, following the Expiration Date and the acceptance for payment of, and the payment for, any Shares that are validly tendered in the Offer and not withdrawn prior to the Expiration Date, during which holders of Shares that were not previously tendered in the Offer may tender such Shares to Merger Sub in exchange for the Offer Price on the same terms that applied to the Offer. A subsequent offering period is not the same as an extension of the Offer, which will have been previously completed if a subsequent offering period is provided. Merger Sub will promptly accept for payment, and pay for, all Shares that were validly tendered to Merger Sub during a subsequent offering period (or any extension thereof), if provided, for the same price paid to holders of Shares that were validly tendered in the Offer and not withdrawn prior to the Expiration Date, net to the holders thereof in cash without interest thereon and less any required tax withholdings. Holders of Shares that are validly tendered to Merger Sub during a subsequent offering period (or any extension thereof), if provided, will not have the right to withdraw such tendered Shares.

        Under Rule 14d-11 of the Exchange Act, a subsequent offering period may be provided for so long as, among other things, (i) the initial 20 business day period of the Offer has expired, (ii) Merger Sub offers the same form and amount of consideration for Shares in the subsequent offering period that was offered in the Offer, (iii) Merger Sub immediately accepts and promptly pays for all Shares that are validly tendered to Merger Sub and not withdrawn prior to the Expiration Date, (iv) Merger Sub announces the results of the Offer, including the approximate number and percentage of Shares that were validly tendered in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the subsequent offering period and (v) Merger Sub immediately accepts and promptly pays for Shares as they are tendered during the subsequent offering period.

        Merger Sub has not committed to provide for a subsequent offering period following the expiration of the Offer, although it reserves the right to do so in its discretion or if requested by TechTeam in accordance with the terms of the Merger Agreement.

        Under the Merger Agreement, TechTeam has irrevocably granted to Merger Sub an Option (the "Top-Up Option") to purchase from TechTeam (for cash or a note payable, at a price per share equal to the Offer Price) that number (but not less than that number) of Shares (the "Top-Up Shares") as is equal to the lesser of (i) the lowest number of Shares that, when added to any Shares owned by Merger Sub or Stefanini at the time of such exercise, will constitute one Share more than 90% of the total number of Shares then outstanding (assuming the issuance of those Top-Up Shares) and (ii) the aggregate of the number of Shares held as treasury shares by TechTeam and the number of Shares that TechTeam is authorized to issue and that are not issued and outstanding or reserved for issuance, and may be issued without the approval of TechTeam's stockholders. Assuming that the purchase of the Shares issued pursuant to the Top-Up Option would result in Stefanini or Merger Sub owning one Share more than 90% of the total number of Shares then outstanding, the exercise of this Top-Up Option would permit Merger Sub to then merge with and into TechTeam without the need for a vote by TechTeam's stockholders to approve the Merger.

        Merger Sub may exercise the Top-Up Option in its discretion, after it has accepted for payment and paid for Shares tendered in the Offer, subject to the limitations that the Top-Up Option may be exercised only once, on or prior to the fifth business day after the expiration date of the Offer or the expiration date of any subsequent offering period, and only if there is no provision of applicable law (including any Nasdaq rule) or judgment, injunction, order or decree of any governmental entity prohibiting, or requiring any consent, approval, filing with, notification to, or other action by any governmental entity or TechTeam's stockholders in connection with, the exercise of the Top-Up Option or the delivery of Top-Up Shares in respect of such exercise, unless, prior to such exercise, such consent, approval, filing, notification or action has been obtained or made, as applicable.

        In connection with the Offer, TechTeam has agreed to cause its transfer agent to, promptly (but in any event within five business days after the date of the Merger Agreement), furnish Merger Sub and Stefanini with mailing labels, security position listings, non-objecting beneficial owner listings, and readily available computer files containing the names and addresses of the record holders of the Shares as of the latest practicable date, and to furnish Merger Sub and Stefanini with such information and assistance (including periodic updates of such information) as they or their agents may reasonably request in communicating the Offer to the record and beneficial holders of the Shares. This Offer to Purchase and the Letter of Transmittal enclosed with this Offer to Purchase and other materials related to the Offer will be mailed to record holders of Shares, and will be furnished to brokers, dealers, banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the list of TechTeam's stockholders, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2.     Procedures for Tendering Shares of TechTeam Common Stock in the Offer

  Valid Tender

        For a stockholder to validly tender Shares in the Offer:

  •
  the certificate(s) representing the tendered Shares, together with the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees (as described below under the caption "Signature Guarantees") and any other required documents, must be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Date;

  •
  in the case of a tender effected pursuant to the book-entry transfer procedures described below under the caption "Book-Entry Transfer," (i) either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (as described below under the caption "Signature Guarantees"), or an Agent's Message (as described below under the caption "Book-Entry Transfer"), and any other required documents, must be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Date and (ii) the Shares to be tendered must be delivered pursuant to the book-entry transfer procedures described below under the caption "Book-Entry Transfer," and a Book-Entry Confirmation (as described below under the caption "Book-Entry Transfer") must be received by the Depositary prior to the Expiration Date; or

  •
  the tendering stockholder must comply with the guaranteed delivery procedures described below under the caption "Guaranteed Delivery" prior to the Expiration Date.

        Stockholders must use one of these methods to validly tender Shares in the Offer. The valid tender of Shares in accordance with one of the procedures described above will constitute (i) the tendering stockholder's acceptance of the Offer, as well as such stockholder's representation and warranty that such stockholder has the full power and authority to tender and assign the Shares and (ii) subject to the holder's right to withdraw, a binding agreement between the tendering stockholder and Merger Sub upon the terms of and subject to the Offer Conditions.

        The method of delivery of Shares to be tendered in the Offer, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility described below, is at the election and risk of the tendering stockholder. Shares to be tendered in the Offer will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation described below). If delivery of Shares is made by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

  Book-Entry Transfer

        The Depositary will notify The Depository Trust Company (the "Book-Entry Transfer Facility") to establish an account with respect to the Shares for purposes of the Offer as promptly as practicable after the date of this Offer to Purchase. Any financial institution that is a participant of the Book-Entry Transfer Facility's system may effect a book-entry delivery of Shares in the Offer by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is sometimes referred to in this Offer to Purchase as a "Book-Entry Confirmation." The term "Agent's Message" as used in this Offer to Purchase means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that (i) the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation, (ii) the participant agrees to be bound by the terms of the Letter of Transmittal and (iii) Merger Sub may enforce such agreement against such participant.

        Although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees (as described below under the caption "Signature Guarantees"), or an Agent's Message (as described above), and any other required documents, must be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Date to effect a valid tender of Shares by book-entry. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

  Signature Guarantees

        No signature guarantee is required on the Letter of Transmittal that is being returned with Shares being tendered in the Offer if (i) the Letter of Transmittal is signed by the registered holder(s) of the Shares tendered with such Letter of Transmittal, unless such registered holder(s) has completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on such Letter of Transmittal or (ii) Shares are tendered for the account of a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program or by any other eligible guarantor institution, as such term is defined in Rule 17Ad-15 under the Exchange Act (which are sometimes referred to as "Eligible Institutions" in this Offer to Purchase). For purposes of the foregoing, a registered holder of Shares includes any participant in the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of such Shares. In all other cases, all signatures on the Letter of Transmittal that is being returned with Shares being tendered in the Offer must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal enclosed with this Offer to Purchase for more information. If certificates representing Shares being tendered in the Offer are registered in the name of a person other than the signer of the Letter of Transmittal that is being returned with such Shares, or if payment is to be made or certificates representing Shares not being tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered holders or owners appear on such certificates, with the signatures on such certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal enclosed with this Offer to Purchase for more information.

  Guaranteed Delivery

        If a stockholder desires to tender Shares in the Offer and such stockholder's certificates representing such Shares are not immediately available, or the book-entry transfer procedures described above under the caption "Book-Entry Transfer" cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder may tender such Shares if all the following conditions are met:

  •
  such tender is made by or through an Eligible Institution (as described above under the caption "Signature Guarantees");

  •
  a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form enclosed with this Offer to Purchase, is received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Date; and

  •
  either (i) the certificate(s) representing tendered Shares being tendered in the Offer, together with the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees (as described above under the caption "Signature Guarantees"), and any other required documents, are received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase within three trading days (as described below) after the date of execution of such Notice of Guaranteed Delivery or (ii) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under the caption "Book-Entry Transfer," (A) either the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, and any required signature guarantees (as described above under the caption "Signature Guarantees"), or an Agent's Message (as described above under the caption "Book-Entry Transfer"), and any other required documents, are received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase and (B) such Shares are delivered pursuant to the book-entry transfer procedures described above under the caption "Book-Entry Transfer" and a Book-Entry Confirmation (as described above under the caption "Book-Entry Transfer") is received by the Depositary, in each case, within three trading days after the date of execution of such Notice of Guaranteed Delivery. For purposes of the foregoing, a trading day is any day on which The Nasdaq Global Market is open for business.

        The Notice of Guaranteed Delivery described above may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary, and must include a guarantee by an Eligible Institution (as described above under the caption "Signature Guarantees") in the form set forth in such Notice of Guaranteed Delivery. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        The method of delivery of share certificates, the Letter of Transmittal and all other required documents is at the option and risk of the tendering stockholder, and delivery will be made only when actually received by the Depositary.

  Other Requirements

        Notwithstanding any provision hereof, in all cases payment for Shares that are accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the following:

  •
  certificates for such Shares, or a timely Book-Entry Confirmation (as described above under the caption "Book-Entry Transfer") with respect to such Shares;

  •
  the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees (as described above under the caption "Signature Guarantees"), or in the case of a Book-Entry Transfer, an Agent's Message in lieu of the Letter of Transmittal, as described above under the caption "Book-Entry Transfer"); and

  •
  any other documents required by the Letter of Transmittal.

        Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares being tendered in the Offer or Book-Entry Confirmations with respect to Shares being tendered in the Offer are actually received by the Depositary.

        Under no circumstances will interest be paid by Merger Sub on the Offer Price for Shares being tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in making payment for such Shares.

  Appointment

        By executing and returning the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), or in the case of a book-entry transfer, by delivery of an Agent's Message in lieu of the Letter of Transmittal as described above under the caption "Book-Entry Transfer," a stockholder tendering Shares in the Offer will be irrevocably appointing designees of Merger Sub as such stockholder's attorneys-in-fact and proxies in the manner described in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares being tendered by such stockholder and accepted for payment by Merger Sub and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such proxies will be considered coupled with an interest in the Shares being tendered. Such appointment will be effective when, and only to the extent that, Merger Sub accepts for payment the Shares being tendered by such stockholder as provided in this Offer to Purchase. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be effective). The designees of Merger Sub will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of TechTeam's stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Merger Sub reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Merger Sub's acceptance for payment of such Shares, Merger Sub must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders.

  Determination of Validity

        All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares in the Offer will be determined by Merger Sub in its sole discretion, which determination will be final and binding. Merger Sub reserves the absolute right to reject any or all tenders of Shares if it determines such tender not to be in proper form or the acceptance for payment of or payment for which may be unlawful. Merger Sub also reserves the sole and absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares in the Offer will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Merger Sub, Stefanini, TechTeam, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to any rights of TechTeam under the Merger Agreement, Merger Sub's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other documents related to the Offer) will be final and binding.

  Backup U.S. Federal Income Tax Withholding

        Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate from any payment made to a tendering stockholder pursuant to the Offer unless the stockholder provides the Depositary with its correct taxpayer identification number and certifies that it is not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or otherwise establishes an exemption from backup withholding. If a tendering stockholder is a nonresident alien or foreign entity, the stockholder generally will not be subject to backup withholding if it certifies its foreign status on the appropriate Internal Revenue Service Form W-8 (a copy of which may be obtained from the Depositary).

3.     Withdrawal Rights

        Except as otherwise provided in this Section 3, tenders of Shares in the Offer are irrevocable. Shares that are tendered in the Offer may be withdrawn pursuant to the procedures described below at any time prior to the Expiration Date and Shares that are tendered may also be withdrawn at any time after January 11, 2011, 60 days after commencement of the Offer, unless accepted for payment on or before that date as provided in this Offer to Purchase. In the event that Merger Sub provides for a "subsequent offering period" following the acceptance of Shares for payment pursuant to the Offer, (i) no withdrawal rights will apply to Shares tendered during such subsequent offering period (or any extension thereof) and (ii) no withdrawal rights will apply to Shares that were previously tendered in the Offer and accepted for payment.

        For a withdrawal of Shares previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary prior to the Expiration Date at one of its addresses listed on the back cover of this Offer to Purchase, specifying the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2 (Procedures for Tendering Shares of TechTeam Common Stock in the Offer) of this Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures.

        All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Merger Sub in its sole discretion, which determination will be final and binding. None of Merger Sub, Stefanini, TechTeam, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

        Withdrawals of Shares may not be rescinded. Any Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 2 (Procedures for Tendering Shares of TechTeam Common Stock in the Offer) of this Offer to Purchase.

4.     Acceptance for Payment and Payment for Shares of TechTeam Common Stock

        Upon the terms of and subject to the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, Merger Sub will accept for payment, and will pay for, all Shares validly tendered to Merger Sub in the Offer and not withdrawn prior to the Expiration Date in accordance with the procedures for withdrawal described in Section 3 (Withdrawal Rights) of this Offer to Purchase. Subject to the terms of the Merger Agreement, Merger Sub expressly reserves the right, in its sole discretion, to delay acceptance for payment of or the payment for Shares that are tendered in the Offer in order to comply in whole or in part with any applicable law. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer).

        In all cases, payment for Shares that are accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

  •
  the certificates representing the tendered Shares, together with the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees (as described in Section 2 (Procedures for Tendering Shares of TechTeam Common Stock in the Offer—Signature Guarantees) of this Offer to Purchase); or

  •
  in the case of a transfer effected pursuant to the book-entry transfer procedures as described in Section 2 (Procedures for Tendering Shares of TechTeam Common Stock in the Offer—Book-Entry Transfer) of this Offer to Purchase, a Book-Entry Confirmation and either the Letter of Transmittal enclosed with this Offer to Purchase (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees (as described in Section 2 of this Offer to Purchase under the caption "Signature Guarantees"), or an Agent's Message, and any other required documents.

        Accordingly, stockholders tendering Shares in the Offer may be paid at different times depending upon when certificates for Shares being tendered in the Offer or Book-Entry Confirmations with respect to Shares being tendered in the Offer are actually received by the Depositary. The per Share consideration paid to any stockholder in the Offer will be the highest per share consideration paid to any other stockholder in the Offer.

        For purposes of the Offer, Merger Sub will be deemed to have accepted for payment, and thereby purchased, Shares that are validly tendered in the Offer and not withdrawn prior to the Expiration Date as, if and when Merger Sub gives oral or written notice to the Depositary of Merger Sub's acceptance for payment of such Shares. On the terms of and subject to the Offer Conditions, payment for Shares that are accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for stockholders tendering Shares in the Offer for the purpose of receiving payment from Merger Sub and transmitting payment to such stockholders whose Shares have been accepted for payment pursuant to the Offer.

        Under no circumstances will interest be paid by Merger Sub on the Offer Price for Shares that are tendered in the Offer, regardless of any extension of, or amendment to, the Offer or any delay in making payment for such Shares.

        If Merger Sub is delayed in its acceptance for payment of, or payment for, Shares that are tendered in the Offer, or is unable to accept for payment, or pay for, Shares that are tendered in the Offer for any reason, then, without prejudice to Merger Sub's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer) and the terms of the Merger Agreement), the Depositary may, nevertheless, on behalf of Merger Sub, retain Shares that are tendered in the Offer, and such Shares may not be withdrawn except to the extent that stockholders tendering such Shares are entitled to do so as described in Section 3 (Withdrawal Rights) of this Offer to Purchase or as otherwise contemplated by federal securities laws.

        If any Shares that are tendered in the Offer are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent), in each case, without expense to the stockholder tendering such Shares (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

5.     Certain Material United States Federal Income Tax Consequences

  Introduction

        The following summary is a general discussion of certain material U.S. federal income tax consequences of the Offer and the Merger to holders of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations, judicial authority and administrative rulings, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences described herein. No ruling from the Internal Revenue Service (the "IRS") has been or will be sought with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer or the Merger or that any such contrary position would not be sustained by a court. This summary is only for the general information of holders of Shares and does not purport to consider all potential tax consequences of the Offer or the Merger. For example, it does not consider the application of the alternative minimum tax, applicable state, local or foreign tax consequences or U.S. federal estate or gift tax consequences of the Offer or the Merger. In addition, this summary does not address the U.S. federal income tax consequences of the Offer or the Merger to holders of Shares subject to special tax treatment under the Code, including:

  •
  insurance companies;

  •
  tax exempt organizations;

  •
  regulated investment companies, mutual funds, real estate investment trusts, banks or other financial institutions, or brokers, dealers or traders in securities;

  •
  holders that hold Shares as part of a hedge, straddle or conversion transaction;

  •
  partnerships for U.S. federal income tax purposes or other pass-through entities or investors in such pass-through entities;

  •
  holders with a functional currency for U.S. federal income tax purposes other than the U.S. dollar; and

  •
  certain expatriates or former long-term residents of the United States.

        The following summary also does not address the tax consequences to holders of stock options or other securities of TechTeam. The following summary assumes that holders of Shares hold their Shares as "capital assets" within the meaning of Section 1221 of the Code and that the Shares are not U.S. real property interests within the meaning of Section 897 of the Code.

        BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OFFER AND THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

  U.S. Holders

        For purposes of this summary, a "U.S. Holder" is a holder that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation or an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state of the United States, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

        If a partnership (including for this purpose an entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of the Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

        Effect of the Offer and Merger.    The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such U.S. Holder's adjusted tax basis in the Shares surrendered. Gain or loss must be calculated separately for each block of Shares (that is, Shares acquired at the same price per share in a single transaction). Any such gain or loss will be long-term capital gain or loss if the holding period for the Shares exceeds one year as of the date of the sale or other disposition pursuant to the Offer or Merger, as applicable. For non-corporate taxpayers, long-term capital gains are generally taxable at a reduced rate and short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

        Information Reporting and Backup Withholding.    Payments made to U.S. Holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, that the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding.

        Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, and the U.S. Holder may obtain a refund of any amounts withheld in excess of the U.S. Holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

  Non-U.S. Holders

        The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. For purposes of this discussion, a "Non-U.S. Holder" is a beneficial owner of Shares that is not a U.S. Holder.

        Effect of the Offer and Merger.    The receipt of cash in exchange for Shares in the Offer or pursuant to the Merger by a Non-U.S. Holder generally will be exempt from U.S. federal income tax, unless:

          (a)   the gain, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, generally, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

          (b)   the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange, and certain other conditions are met.

        If gain is effectively connected with the conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax, on a net income basis, on the gain derived from the sale or exchange, except as otherwise required by an applicable U.S. income tax treaty. If the Non-U.S. Holder is a corporation, any such effectively connected gain received by the Non-U.S. Holder may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty). If the Non-U.S. Holder is an individual described in (b) above, such holder will be subject to a 30% U.S. federal income tax on the gain derived from the sale or exchange of Shares (except as otherwise provided by any applicable U.S. income tax treaty), which may be offset by U.S. source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States.

        Backup Tax Withholding and Information Reporting.    In general, a Non-U.S. Holder will not be subject to backup withholding or information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if the Non-U.S. Holder certifies the Non-U.S. Holder's non-U.S. status on a properly executed IRS Form W-8BEN (or a Form W-8ECI if the gain is effectively connected with the conduct of a U.S. trade or business). If Shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be credited against a Non-U.S. Holder's U.S. federal income tax liability, and the Non U.S. Holder may obtain a refund of any amounts withheld in excess of its U.S. federal income tax liability provided that the Non-U.S. Holder furnishes the required information to the IRS in a timely manner.

6.     Price Range of Shares of TechTeam Common Stock; Dividends on Shares of TechTeam Common Stock

        Shares of TechTeam common stock are listed and principally traded on The Nasdaq Global Market under the symbol "TEAM."

        The following table sets forth, for each of the periods indicated, the high and low closing sales prices per Share on The Nasdaq Global Market.

	High	Low
Fiscal Year Ended December 31, 2008
First Quarter	$12.60	$7.80
Second Quarter	$10.85	$8.45
Third Quarter	$10.65	$7.15
Fourth Quarter	$7.31	$3.34
Fiscal Year Ended December 31, 2009
First Quarter	$6.45	$3.50
Second Quarter	$7.10	$4.44
Third Quarter	$9.79	$5.41
Fourth Quarter	$8.47	$6.40
Fiscal Year Ending December 31, 2010
First Quarter	$7.88	$6.51
Second Quarter	$6.82	$4.77
Third Quarter	$6.98	$5.72

        On November 1, 2010, the last trading day before Stefanini and TechTeam announced that they had entered into the Merger Agreement, the closing price of Shares reported on The Nasdaq Global Market was $7.15 per Share; therefore, the Offer Price of $8.35 per Share represents a premium of 16.8% over such price. On November 10, 2010, the last trading day prior to the printing of this Offer to Purchase, the closing price of Shares of TechTeam common stock reported on The Nasdaq Global Market was $8.29 per Share. Stockholders are urged to obtain current market quotations for Shares of TechTeam common stock before making a decision with respect to the Offer.

        According to TechTeam's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, TechTeam has historically not paid dividends on its common stock .. In addition, under the terms of the Merger Agreement, TechTeam is not permitted to declare, set aside or pay dividends in respect of shares of its common stock unless approved in advance by Stefanini in writing. See Section 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Support Agreements—Interim Conduct of Business) of this Offer to Purchase for more information.

7.     Effect of the Offer on the Market for TechTeam Common Stock; Nasdaq Listing of TechTeam Common Stock; Exchange Act Registration of TechTeam Common Stock; Margin Regulations

  Effect of the Offer on the Market for TechTeam Common Stock

        The purchase of Shares in the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

  Nasdaq Listing of TechTeam Common Stock

        Stefanini intends to cause all Shares to be delisted from The Nasdaq Global Market promptly upon completion of the Merger.

        Following the acceptance of Shares for payment pursuant to the Offer and prior to completion of the Merger, TechTeam may no longer meet the requirements for continued listing on The Nasdaq Global Market, depending upon the number of Shares accepted for payment pursuant to the Offer.

        According to Nasdaq's published guidelines, Nasdaq would consider disqualifying the Shares for listing on The Nasdaq Global Market (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, TechTeam has stockholders' equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1.00. Furthermore, Nasdaq would consider delisting the Shares from Nasdaq altogether if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round lots of Shares falls below 300, (c) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (d) there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (e) the bid price for the Shares over a 30 consecutive business day period is less than $1.00, or (f) (i) TechTeam has stockholders' equity of less than $2.5 million; (ii) the market value of TechTeam's listed securities is less than $35 million over a ten consecutive business day period; and (iii) TechTeam's net income from continuing operations is less than $500,000 for the then most recently completed fiscal year and two of the last three then most recently completed fiscal years. Shares held by officers or directors of TechTeam, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose.

        According to TechTeam, as of October 29, 2010, there were 11,190,781 Shares outstanding. If, as a result of the purchase of Shares in the Offer or otherwise, the Shares no longer meet the requirements of Nasdaq for continued listing and such Shares are either no longer eligible for The Nasdaq Global Market or are delisted from Nasdaq altogether, the market for TechTeam common stock will be adversely affected. However, even if this were to occur, Stefanini would be required to close the Merger unless completion of the Merger were prohibited by law.

        If Nasdaq were to delist the Shares, it is possible that such Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges. Under such circumstances, however, the extent of the public market for TechTeam common stock and the availability of such quotations would depend upon the number of holders of Shares remaining at such time, the level of interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act (as described below) and other factors.

        After completion of the Offer, TechTeam will be eligible to elect "controlled company" status pursuant to Nasdaq Rule 4350, which means, among other things, that TechTeam would be exempt from the requirement that the board of directors of TechTeam be comprised of a majority of "independent directors" and related rules covering the independence of directors serving on the compensation committee or the corporate governance committee of the board of directors of TechTeam. The controlled company exemption would not modify the independence requirements for TechTeam's audit committee. We expect TechTeam to elect "controlled company" status following the completion of the Offer.

  Exchange Act Registration of TechTeam Common Stock

        TechTeam common stock is currently registered under the Exchange Act. Such registration may be terminated upon application of TechTeam to the SEC if Shares are neither listed on a national securities exchange (such as The Nasdaq Global Market) nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would reduce the information required to be furnished by TechTeam to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to TechTeam, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement pursuant to sections 14(a) and 14(c) of the Exchange Act in connection with meetings of TechTeam's stockholders and the related requirement of furnishing an annual report to TechTeam's stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to going private transactions. Furthermore, the ability of affiliates of TechTeam and persons holding restricted securities of TechTeam to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated if TechTeam common stock is no longer registered under the Exchange Act. Stefanini intends to seek to cause TechTeam to apply for termination of registration of TechTeam common stock under the Exchange Act as soon after the acceptance of Shares for payment pursuant to the Offer as the requirements for such termination are met.

  Margin Regulations

        The Shares are currently margin securities under the regulations of the Board of Governors of the Federal Reserve System (which is sometimes referred to as the "Federal Reserve Board" in this Offer to Purchase), which has the effect, among other things, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, Shares would no longer constitute margin securities for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8.     Certain Information Concerning TechTeam

  General

        TechTeam is a Delaware corporation with its principal offices located at 27335 West 11 Mile Road, Southfield, MI 48033. TechTeam's telephone number at that address is (248) 357-2866. TechTeam was incorporated in Delaware on September 14, 1987 as National TechTeam, Inc. TechTeam changed its name to TechTeam Global, Inc. on May 6, 1997. TechTeam is a leading provider of information technology (IT) outsourcing and business process outsourcing services to large and medium sized businesses, as well as government organizations. TechTeam's primary services include service desk, technical support, desk-side support, security administration, infrastructure management and related professional services. TechTeam also provides a number of specialized, value-added services in specific vertical markets.

  Available Information

        TechTeam is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning TechTeam's directors and executive officers, their remuneration, stock options and other matters, the principal holders of TechTeam's securities and any material interest of such persons in transactions with TechTeam is required to be disclosed in TechTeam's proxy statements distributed to TechTeam's stockholders and filed with the SEC. Such reports, proxy statements and other information is available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such information is obtainable, by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that are filed electronically with the SEC.

        Except as otherwise stated in this Offer to Purchase, the information concerning TechTeam contained in this Offer to Purchase has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although Merger Sub and Stefanini do not have any knowledge that any such information is untrue, neither Merger Sub nor Stefanini takes any responsibility for the accuracy or completeness of such information or for any failure by TechTeam to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9.     Certain Information Concerning Merger Sub and Stefanini

        Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Stefanini. Merger Sub was organized by Stefanini to acquire TechTeam and has not conducted any other activities since its organization. All outstanding shares of capital stock of Merger Sub are directly owned by Stefanini. The principal office of Merger Sub is located at c/o Stefanini IT Solutions SA, Avenida Brigadeiro Faria Lima, 1355, 19th Floor, São Paulo SP 001452-002, Brazil. Merger Sub's telephone number is 011-55-11-3039-2065.

        Stefanini is a company incorporated and registered under the laws of England and Wales with its principal office located at 7 Welbeck Street, London W1G 9YE, United Kingdom. Stefanini can also be reached c/o Stefanini IT Solutions SA, Avenida Brigadeiro Faria Lima, 1355, 19th Floor, São Paulo SP 001452-002, Brazil. Stefanini's telephone number is 011-55-11-3039-2065. Merger Sub and Stefanini are affiliates of the Stefanini Group.

        The Stefanini Group is comprised of two holding companies, both under the control of Marco Stefanini and his wife, Maria das Graças Vuolo Sajovic. Stefanini Participações Ltda. is headquartered in São Paulo, Brazil and owns the Brazilian operational entities of the Stefanini Group. Stefanini International Holdings Ltd owns the international operational entities of the Stefanini Group outside Brazil. Mr. Stefanini and Ms. Sajovic are the sole shareholders and directors, and Mr. Stefanini serves as Chairman, of Stefanini. Mr. Stefanini also serves as President and CEO of Stefanini Participações Ltda. and of its principal operating subsidiary, Stefanini Consultoria e Assessoria em Informatica S.A. The Stefanini Group does business as Stefanini IT Solutions, providing IT consulting, systems integration and outsourcing services, with operations in 17 countries. The Stefanini Group employs approximately 9,400 people worldwide and generated combined revenue of approximately $380 million in the year ended December 31, 2009 (based on an exchange rate of R$ 1.76 for US$ 1).

        The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Merger Sub and Stefanini are listed in Schedule I to this Offer to Purchase.

        During the last five years, none of Merger Sub, Stefanini or, to the best knowledge of Merger Sub and Stefanini, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

        Except as described in this Offer to Purchase, none of Merger Sub, Stefanini or, to the best knowledge of Merger Sub and Stefanini after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, or any associate or majority-owned subsidiary of Stefanini, Merger Sub or any of the persons listed in Schedule I to this Offer to Purchase, beneficially owns any equity security of TechTeam, and none of Merger Sub, Stefanini or, to the best knowledge of Merger Sub and Stefanini after reasonable inquiry, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of TechTeam during the past 60 days.

        Except as described in this Offer to Purchase or the Tender Offer Statement on Schedule TO filed by Stefanini with the SEC to which this Offer to Purchase is filed as an exhibit, (i) there have not been any contacts, transactions or negotiations between Merger Sub or Stefanini, any of their respective subsidiaries or, to the best knowledge of Merger Sub and Stefanini, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and TechTeam or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the SEC and (ii) none of Merger Sub, Stefanini or, to the best knowledge of Merger Sub and Stefanini, any of the persons listed on Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any person with respect to any securities of TechTeam.

        The following are summaries of agreements between certain directors, officers and stockholders of TechTeam, on the one hand, and Stefanini, on the other. The following summaries do not purport to be a complete description of the terms and conditions of the agreements described and are qualified in their entirety by reference to the agreements described, each of which is attached as an exhibit to the Schedule TO, to which this Offer to Purchase is also attached as an exhibit, and is incorporated herein by reference.

        Costa Brava Partnership III L.P. and Emancipation Capital, LLC (collectively, the "Stockholders") have each entered into a Tender and Support Agreement (collectively, the "Support Agreements") with Stefanini and Merger Sub pursuant to which they have agreed, in their capacity as stockholders of TechTeam, among other things, to tender or cause to be tendered to Merger Sub in the Offer all of the Shares owned beneficially and/or of record by them, as well as any additional Shares which they may acquire or own, beneficially or of record (pursuant to TechTeam stock options or otherwise). Such Stockholders also have agreed to vote, or cause to be voted, all of such Shares, among other things, in favor of the approval of the merger agreement (and against any Acquisition Proposal (as defined therein) or any proposal made in opposition to or in connection with the Merger Agreement or the transactions contemplated therein and against any action, that would reasonably be expected to impede, interfere with, delay or adversely effect in any material way the consummation of the transactions contemplated by the Merger Agreement), to the extent any such shares have not been previously accepted for payment pursuant to the Offer, and have given Stefanini an irrevocable proxy to vote each such Stockholder's shares to that effect. In addition, such Stockholders have agreed to waive any appraisal rights they may have under the DGCL and have agreed not to take any action that TechTeam is prohibited from taking under Section 6.3 of the Merger Agreement. By their terms, the Support Agreements terminate upon the earliest to occur of the termination of the Merger Agreement in accordance with its terms, the effective time of the Merger (the "Effective Time"), or the mutual written consent of the parties to the Support Agreement. Additionally, each Stockholder has the right to terminate the applicable Support Agreement upon any decrease in the Offer Price or any change in the form of consideration payable in the Offer, any decrease in the number of shares sought pursuant to the Offer, any amendment or waiver by Stefanini or Merger Sub of the requirement that at least a majority of the then outstanding Shares be validly tendered and not withdrawn prior to the expiration of the Offer, the addition of any new conditions to the Offer not set forth on Annex I to the Merger Agreement, any modification of the condition that the Merger Agreement not be terminated in accordance with its terms, the conditions set forth on Annex I to the Merger Agreement in a manner adverse to the Stockholders, any extension of the Expiration Date of the Offer except as otherwise permitted by the Merger Agreement, or make any other change in the terms or conditions of the Offer that is materially adverse to the Stockholders. See Section 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements—The Support Agreements) of this Offer to Purchase for more information.

10.   Source and Amount of Funds

        The Offer is not subject to any financing contingencies.

        The total amount of funds required by Stefanini and Merger Sub to pay for all outstanding Shares that are either tendered in the Offer or converted into the right to receive cash in the Merger, and to pay all fees and expenses related to the Offer and the Merger, is estimated to be as follows: approximately $93.4 million payable as consideration for outstanding Shares; plus approximately $2.5 million payable with respect to the cash-out of stock options and expected transaction fees and expenses. Stefanini plans to contribute or cause to be contributed to Merger Sub all funds needed for the Offer and the Merger. Stefanini expects to use its cash and cash equivalents to effect the contribution of funds to Merger Sub.

        Merger Sub believes that the financial condition of Stefanini and its affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) cash is the only consideration that will be paid to the holders of Shares in connection with the Offer and the Merger, (ii) Merger Sub is offering to purchase all of the outstanding Shares in the Offer, (iii) the Offer is not subject to any financing contingencies and (iv) Stefanini has access to sufficient cash and cash equivalents to provide Merger Sub with the amount of cash consideration payable to holders of Shares in the Offer and the Merger.

        Stefanini has obtained an irrevocable commitment from Marco Stefanini and his wife, Maria das Graças Vuolo Sajovic, the sole directors and shareholders of Stefanini, to subscribe for up to $95 million of the equity of Stefanini, conditioned only on the closing of the Offer, and Mr. Stefanini, Ms. Sajovic, Stefanini Participações Ltda. and Stefanini Consultoria e Assessoria em Informatica S.A., affiliate members of the Stefanini Group, have guaranteed the obligations of Merger Sub and Stefanini to pay for Shares pursuant to the Offer and the Merger Agreement. Collectively, Stefanini, and the guarantors, Mr. Stefanini, Ms. Sajovic, Stefanini Participações Ltda. and Stefanini Consultoria e Assessoria em Informatica S.A. currently have aggregate cash and cash equivalents in excess of $100 million, and will provide the necessary funding to finance the Offer and the Merger. For more information about the Guarantee, see Section 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements—The Guarantee)

11.   Background of the Offer

        The Stefanini Group is comprised of two holding companies, both under the control of Marco Stefanini and his wife, Maria das Graças Vuolo Sajovic. Stefanini Participações Ltda. is headquartered in São Paulo, Brazil and owns the Brazilian operational entities of the Stefanini Group. Stefanini International Holdings Ltd owns the international operational entities of the Stefanini Group outside Brazil. Mr. Stefanini and Ms. Sajovic are the sole shareholders and directors, and Mr. Stefanini serves as Chairman, of Stefanini. Mr. Stefanini also serves as President and CEO of Stefanini Participações Ltda. and of its principal operating subsidiary, Stefanini Consultoria e Assessoria em Informatica S.A. The Stefanini Group does business as Stefanini IT Solutions, providing IT consulting, systems integration and outsourcing services, with operations in 17 countries. References to "Stefanini" below refer to the Stefanini Group, or one or more of its constituent entities.

        Stefanini considers from time to time various strategic transactions, including possible acquisitions of other companies. In July 2008, Stefanini engaged Fredericks Michael & Co. ("FM&Co.") to evaluate and contact various companies as potential acquisition candidates. TechTeam was identified as a "small cap" public company who could represent a good fit for Stefanini by FM&Co.

        On November 28, 2008, Kamran Sokhanvari, Tech Team's Senior Vice President and General Manager of Asia and Latin America Business Unit, contacted Stefanini's sales group to discuss the possible outsourcing of TechTeam Portuguese projects to Stefanini. In December 2008, Rania Sabbagh,

Stefanini's U.S. sales manager, discussed the capabilities of Stefanini and possible opportunities for collaboration between the two companies, with Mr. Sokhanvari. The parties commenced an ongoing commercial relationship in which TechTeam would from time to time submit requests for proposal for services from Stefanini and Stefanini would respond.

        As part of FM&Co.'s ongoing process, on December 15, 2008, FM&Co. sent an unsolicited letter to Gary Cotshott, President and Chief Executive Officer of TechTeam, expressing interest in TechTeam as a possible acquisition candidate, without identifying Stefanini. Mr. Cotshott's assistant requested a profile of FM&Co.'s client and on December 16, 2008, FM&Co. sent an overview of Stefanini to Mr. Cotshott in response to this request.

        On February 12, 2009, TechTeam filed a Form 8-K with the SEC announcing that its Board of Directors had increased to ten members, and its Board of Directors had elected three new directors, James A. Lynch, Charles Frumberg and Seth W. Hamot to its Board of Directors effective the close of business on February 11, 2009.

        FM&Co. arranged a meeting at FM&Co.'s offices in NYC on March 19, 2009 between Mr. Cotshott, and Mr. Stefanini and Antonio Moreira, the Chief Executive Officer of Stefanini's U.S. subsidiary. At this meeting, Mr. Cotshott stated that TechTeam was not for sale. Following that meeting, Mr. Cotshott sent Mr. Stefanini an email, stating "Marco, it was a pleasure meeting you today, sharing business interests and establishing an initial relationship. It would appear that there is plenty of room to consider how we might work together as partners, if we can find the right balance of mutual business and economics that make it a win for both. I look forward to further discussions in this area and visiting you in Sao Paulo if the opportunity presents itself."

        On April 14, 2009 Mr. Cotshott sent FM&Co. a further email stating that, "There are potential short-run ways to expand the Stefanini partnership that might be interesting to both, while we continue to consider a more expansive relationship in the future." That same day Mr. Cotshott left a voicemail for a FM&Co. representative to schedule a followup call.

        On April 21, 2009, FM&Co. called Mr. Cotshott, who informed FM&Co. that Houlihan Lokey Capital, Inc. ("Houlihan Lokey") had been hired as TechTeam's financial advisor and that if Stefanini remained interested in discussing a possible transaction with TechTeam, Mr. Cotshott would introduce FM&Co. to the Houlihan Lokey representatives working with TechTeam.

        On April 24, 2009, Mr. Cotshott sent an email introducing FM&Co. to the Houlihan Lokey representatives working with TechTeam. On April 29, 2009, Stefanini received TechTeam's proposed nondisclosure and standstill agreement, which the parties executed on May 8, 2009.

        On May 12, 2009, Mr. Cotshott, together with representatives of Houlihan Lokey, participated in a teleconference call with Antonio Barretto, Stefanini's Director of Investor Relations, and representatives of FM&Co., to discuss Stefanini's interest in an acquisition of TechTeam. TechTeam representatives indicated that the TechTeam board was exploring both a sale of the government business and a sale of TechTeam as a whole. Stefanini representatives indicated that it had no interest in the acquisition of the government business, but would consider bidding on the business as a whole, with the understanding that it would divest the government business immediately. Also during the call, written confirmation of Stefanini's interest was requested.

        On May 18, 2009, FM&Co. sent written confirmation of Stefanini's interest in moving forward with an assessment of TechTeam, in advance of TechTeam's formal process to sell its government business, with the objective of submitting a nonbinding indication of interest for the acquisition of TechTeam as a whole, and provided a preliminary information request to permit Stefanini to complete its evaluation of the TechTeam business.

        On May 22, 2009, Stefanini received bid instructions regarding a sale process for TechTeam, setting a deadline of June 10, 2009 for indications of interest in the acquisition of TechTeam as a whole.

        On May 26, 2009, Stefanini received a memorandum describing TechTeam's government business as a stand-alone business.

        On June 10, 2009, FM&Co. submitted a written, nonbinding preliminary indication of Stefanini's interest in an acquisition of TechTeam as a whole, responding to the May 22, 2009 bid instruction letter.

        On July 2, 2009, Stefanini received a draft memorandum describing TechTeam's commercial business as a stand-alone business.

        On August 5, 2009, FM&Co. sent a written, nonbinding preliminary indication of interest from Stefanini, indicating Stefanini's interest in acquiring only the commercial business of TechTeam.

        On September 15, 2009, Messrs. Barretto and Moreira and representatives of FM&Co. attended a management presentation by TechTeam management in Washington, D.C. relating to TechTeam's commercial business, and Andrew R. Siegel, a TechTeam director also attended this meeting. At the conclusion of this meeting, the Stefanini representatives suggested a meeting between Mr. Stefanini and some or all of the TechTeam directors while Mr. Stefanini was in the United States on business during early October, to advance discussions between the parties, and the TechTeam representatives agreed to such a meeting. TechTeam representatives also requested financial statements for one of Stefanini's principal entities for distribution to TechTeam directors.

        On September 28, 2009, FM&Co. provided Houlihan Lokey with the Stefanini Group's summary financial statements for the period 2005-2008, and on the same date, TechTeam granted Stefanini and its advisors access to an electronic dataroom to review diligence materials regarding the TechTeam commercial business.

        On October 2, 2009, Seth W. Hamot, chairman of the board of TechTeam, Dov H. Scherzer, Messrs. Siegel and Cotshott of TechTeam, together with representatives of Houlihan Lokey, met with Messrs. Stefanini and Moreira and FM&Co. representatives in New York City. Mr. Stefanini provided an overview of Stefanini's business. The parties discussed a possible business combination between the two companies. Stefanini confirmed that it did not have any interest in buying the entire business, but remained interested in buying the commercial business. Mr. Hamot indicated that Stefanini would have to increase its purchase price if it wanted to acquire the commercial business, and that the Board of Directors of TechTeam had not made a final determination of whether to sell the commercial business.

        On October 15, 2009, FM&Co. sent a revised written, nonbinding indication of interest from Stefanini with respect to only TechTeam's commercial business. Stefanini received an acknowledgement of receipt of this revised indication of interest by a letter dated November 9, 2009. On behalf of TechTeam, Houlihan Lokey informed FM&Co. on November 11, 2009 that TechTeam was moving forward with a sale of the government business first.

        On January 21, 2010, on behalf of TechTeam, a representative of Houlihan Lokey called FM&Co. to advise that the process for the sale of the government business was proceeding.

        On February 3, 2010, representatives of Blank Rome, counsel for TechTeam, and Houlihan Lokey held a teleconference with representatives of FM&Co. and DLA Piper ("DLA Piper"), counsel for Stefanini, regarding possible terms of a sale of the TechTeam government business and the impact of various terms relating to post-closing indemnity might have on the residual commercial business. Blank Rome and DLA Piper had a further teleconference on February 11, 2010 regarding these issues.

        On June 4, 2010, TechTeam announced publicly that it had entered into a stock purchase agreement dated June 3, 2010, with Jacobs Engineering Group Inc., pursuant to which TechTeam would sell the government business, for a purchase price of $59.0 million subject to certain escrows and adjustments.

        On June 14, 2010, on behalf of TechTeam, Houlihan Lokey informed FM&Co. that a topic at an upcoming TechTeam board meeting would be the possible sale of the residual commercial business, and requested a reconfirmation of Stefanini's interest in the TechTeam commercial business. On June 15, 2010, in response to this request, and in anticipation of a recommencement of the sale process for the commercial business, FM&Co. delivered a letter from Stefanini indicating Stefanini's continuing interest in acquiring the commercial business of TechTeam. Stefanini requested additional information to develop a revised non-binding indication of interest.

        On June 22, 2010, Stefanini and TechTeam executed an amendment to the initial nondisclosure and standstill agreement between the parties to extend the term through December 31, 2010.

        On June 30, 2010, Stefanini and FM&Co. received updated financial information regarding the commercial business, including a revised 2010 forecast and 2011 projections, and a new process letter, requesting an indication of interest for the acquisition of TechTeam's commercial business by July 9, 2010. Stefanini did not rely on these projections in preparing its internal valuation of the commercial business.

        On July 9, 2010, Stefanini sent a revised written, nonbinding preliminary indication of interest expressing interest in an acquisition of 100% of the shares of TechTeam, subject to the completion of the divestiture of TechTeam's government business.

        On July 16, 2010, a telephone conference call took place between Dov H. Scherzer and Mr. Siegel and Mr. Barretto, together with TechTeam's and Stefanini's respective financial advisors. The parties discussed the differences between the most recent indication of interest submitted by Stefanini and its October 15, 2009 indication of interest, the valuation metrics used by Stefanini to value the TechTeam business and the key terms of the transaction for the sale of the government business to Jacobs, including the post-closing indemnity, insurance being procured by TechTeam related to the escrows for the Jacobs transaction, and the projected net cash from the sale. Stefanini representatives noted that without significant further diligence Stefanini would have no way to assess the post-closing risks related to the Jacobs stock purchase agreement. TechTeam representatives requested a revised indication of interest assuming for these purposes that a portion of the escrow would be available for distribution to stockholders.

        On August 16, 2010, FM&Co. contacted Houlihan Lokey with an update on Stefanini's position with respect to TechTeam and confirmed that Stefanini would make such a proposal.

        On August 17, 2010, Stefanini sent a revised written, nonbinding preliminary indication of interest expressing interest in an acquisition of 100% of the shares of TechTeam, subject to the completion of the divestiture of TechTeam's government business. The indication of interest proposed that a portion of the consideration would be an assumed future payment of 50% of any recovered escrow from the Jacobs transaction to TechTeam's shareholders, and the deduction of certain change of control payments from the purchase price.

        On August 30, 2010, TechTeam announced the adjournment of the special meeting of stockholders to approve the sale of the government business to Jacobs until September 28, 2010, noting that TechTeam had requested, and Jacobs had refused to give, a waiver of certain conditions to the closing of such transaction. On September 15, 2010, TechTeam announced the amendment of the Jacobs stock purchase agreement providing for a decrease in the net purchase price payable by Jacobs to TechTeam from $59.0 million to $43.0 million, and reductions in the amounts paid into escrow, and advised that the closing of the transaction would occur on the later of October 5, 2010 or the first calendar day following the satisfaction or waiver of all conditions to the obligations of the parties under the amended stock purchase agreement.

        On September 22, 2010, FM&Co. and DLA Piper representatives participated in a telephonic meeting with representatives of TechTeam, Ropes & Gray and Houlihan Lokey to discuss the resumption of a process for the sale of TechTeam's commercial business. TechTeam's advisors indicated that final indications of interest would be due by October 15, 2010. The TechTeam representatives indicated that TechTeam was procuring insurance with respect to the contingent liabilities under the Jacobs stock purchase agreement. The TechTeam representatives also advised that a draft merger agreement would be distributed shortly, that final bids should include a markup of the merger agreement, and that management meetings were to be held the first week of October.

        From September 22, 2010 through the signing of the merger agreement, Stefanini and its advisors conducted due diligence with respect to the Jacobs transaction and the commercial business, including a review of documents posted in the electronic data room.

        On September 27, 2010, FM&Co. received a final bid process letter requesting final bids on the commercial business by October 15, 2010 and a markup of a draft merger agreement. TechTeam provided the draft merger agreement on October 1, 2010, proposing a tender offer structure.

        On October 5, 2010, TechTeam announced the closing of the sale of its government business to Jacobs.

        On October 15, 2010, FM&Co. sent a revised nonbinding indication of interest on behalf of Stefanini for acquisition of 100% of the shares of TechTeam at a purchase price per share of $8.25, and including a markup to the draft merger agreement initially provided by TechTeam, providing a 3.5% termination fee, proposing that two stockholders representing approximately 18% of the shares, Costa Brava Partnership III, L.P. and Emancipation Capital LLC, execute a tender and support agreement, indicating confirmatory diligence to be completed, and requesting exclusivity through November 15, 2010.

        On October 20, 2010, TechTeam's counsel Ropes & Gray advised DLA Piper that the TechTeam board was "willing to provide a shorter exclusivity period through until October 31 and provide the match right and 3.5% break-up fee...in exchange...for an increase of $0.50 per share" in deal consideration.

        On October 21, 2010, Stefanini made a counterproposal to TechTeam proposing consideration of $8.35 per share and a 3% termination fee, and exclusivity through October 31, 2010. TechTeam and Stefanini representatives had discussions regarding Stefanini's counterproposal, with TechTeam seeking an increase in consideration, and resisting a proposed condition relating to receipt of certain third party consents.

        On October 22, 2010, Stefanini sent TechTeam a final nonbinding proposal for the acquisition of 100% of the shares of TechTeam, at a purchase price of $8.35 per share, proposing a 3% termination fee, exclusivity through November 1, 2010 and removal of the third party consents condition. On October 22, 2010, TechTeam representatives requested that Stefanini provide an organization chart for the Stefanini Group, and evidence of financial support demonstrating Stefanini's ability to consummate the transaction.

        On October 23, 2010, TechTeam provided comments on the bid proposal letter, terminating exclusivity in the event of an adverse change in the terms of the proposed merger. After further discussions, on October 25, 2010, Stefanini reiterated its final proposal, accepting the revisions to the exclusivity provision, and provided an organization chart and evidence of Stefanini's ability to pay the merger consideration.

        On October 25, 2010, Ropes & Gray provided comments on the merger agreement in response to the draft provided by DLA Piper on October 15, 2010.

        On October 26, 2010, Ropes & Gray proposed that Stefanini escrow the full purchase price at signing. DLA Piper proposed as an alternative that various Stefanini affiliates would guarantee Stefanini's obligations under the merger agreement and Stefanini provided further evidence of its ability to consummate the transaction. TechTeam executed the final bid letter on October 26, 2010, providing exclusivity to Stefanini through November 1, 2010.

        On October 27, 2010, representatives of Ropes & Gray and DLA Piper had a teleconference to negotiate the terms of the merger agreement. Ropes & Gray and DLA Piper negotiated the merger agreement, the tender and support agreements and the guarantee by Stefanini affiliates through November 1, 2010.

        On October 31, 2010, the boards of directors of Stefanini and Merger Sub approved the merger agreement, the tender and support agreements and the guarantee.

        On November 1, 1010, Stefanini, Merger Sub and TechTeam executed the merger agreement; and Stefanini, Merger Sub, Costa Brava Partnership III, L.P. and Emancipation Capital LLC executed the Support Agreements.

        On the morning of November 2, 2010, prior to commencement of trading on Nasdaq, Stefanini and TechTeam issued a joint press release announcing that they had entered into the merger agreement.

12.   Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Guarantee; The Support Agreements

  Purpose of the Offer and the Merger

        The purpose of the Offer and Merger is to enable Stefanini to acquire the entire equity interest in, and thus control of, TechTeam. The Offer, as the first step in the acquisition of TechTeam, is intended to facilitate the acquisition of all of the outstanding Shares or, if fewer than all of the outstanding Shares are validly tendered in the Offer and not withdrawn prior to the Expiration Date, such lesser number of Shares, subject to the Offer Conditions (described below in Section 13 (Conditions to the Offer) of this Offer to Purchase). The purpose of the Merger is for Stefanini to acquire any and all outstanding Shares that are not validly tendered in the Offer and accepted for payment by Merger Sub in the Offer.

        TechTeam's board of directors has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Stefanini acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of TechTeam's Common Stock, Stefanini will be able to effect the Merger after consummation of the Offer without a vote by TechTeam's stockholders. If Stefanini acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. After the purchase of the Shares by Stefanini pursuant to the Offer, Stefanini will own at least a majority of the outstanding Shares and will be able to effect the Merger without the affirmative vote of any other stockholder of TechTeam.

  Plans for TechTeam

        Following the acceptance of Shares for payment pursuant to the Offer, Stefanini will have the right to, and expects that it will, designate representatives to TechTeam's board of directors, which designees will constitute no less than a majority of the board of directors and therefore control TechTeam. Following the acceptance of Shares for payment pursuant to the Offer and completion of the Merger, Stefanini intends to integrate TechTeam's operations with those of Stefanini under the direction of Stefanini's management. Stefanini's principal reason for acquiring TechTeam is to advance Stefanini's strategy of providing a broader service offering and expanded geographic coverage for clients. Stefanini intends to continue to review TechTeam and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and, subject to the terms of the Merger Agreement, to consider whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

        Except as indicated in this Offer to Purchase, Stefanini does not have any present plans or proposals which relate to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation of TechTeam or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of TechTeam or any of its subsidiaries, (iii) any material change in TechTeam's present indebtedness, capitalization or dividend rate or policy, (iv) any change in the present management of TechTeam, or (v) any other material change in the TechTeam's corporate structure or business.

  The Merger Agreement

        The following is a summary of the Merger Agreement. The following summary does not purport to be a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that has been filed with the SEC by Merger Sub and Stefanini in connection with the Offer, and is incorporated herein by reference. The Merger Agreement contains representations and warranties that TechTeam, Stefanini and Merger Sub made solely to each other as of specific dates. Those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a standard of materiality provided for in the Merger Agreement and have been used for the purpose of allocating risk among TechTeam, Stefanini and Merger Sub rather than establishing matters as facts. The Merger Agreement may be examined, and copies obtained, by following the procedures described in Section 8 (Certain Information Concerning TechTeam) of this Offer to Purchase.

  The Offer

        The Merger Agreement provides for the commencement of the Offer by Merger Sub.

        Merger Sub's obligation to accept for payment and to pay for any Shares that are validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction or waiver, if permitted under the Merger Agreement, of the Minimum Condition and each of the other Offer Conditions (described below in Section 13 (Conditions to the Offer) of this Offer to Purchase). Merger Sub may not without TechTeam's prior written consent: (i) decrease the Offer Price or change the form of consideration payable in the Offer; (ii) decrease the number of Shares sought pursuant to the Offer; (iii) amend or waive the Minimum Condition or the condition that the Merger Agreement shall not have terminated in accordance with its terms; (iv) add to the Offer Conditions; (v) modify the Offer Conditions in a manner adverse to the holders of Shares; (vi) extend the expiration date of the Offer except as described below and in Section 1 (Terms of the Offer) of this Offer Purchase; or (vii) make any other change in the terms or conditions of the Offer that is materially adverse to the holders of Shares.

        The Offer is initially scheduled to expire at 12:00 midnight (one minute after 11:59 p.m.), New York City time, on December 10, 2010, 20 business days following the date of the commencement of the Offer. The term expiration date means such date, unless and until Merger Sub extends the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term expiration date will mean the latest time and date at which the Offer, as so extended by Merger Sub, will expire.

        Under the terms of the Merger Agreement, the Offer may be extended as follows. Merger Sub (i) will, if requested by TechTeam prior to the expiration date and otherwise may, in its discretion and without the consent of TechTeam or any other person, extend the Offer for one or more periods of up to 10 business days per extension, if at any scheduled expiration of the Offer any of the conditions to the Offer (including, for the avoidance of doubt, the Minimum Condition) are not satisfied; (ii) will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC or of Nasdaq applicable to the Offer; (iii) may, in its discretion, elect to provide a "subsequent offering period" (and one or more extensions thereof) for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), unless Stefanini, Merger Sub and their respective subsidiaries would beneficially own at least 90% of the Shares (including Shares tendered in the Offer and not withdrawn) if the Purchase Time were to occur immediately following the scheduled expiration of the Offer; (iv) may extend the offer for one or more periods of up to an aggregate of 10 business days (for all such extensions) if, assuming the Purchase Time were to occur immediately following the then-scheduled expiration of the Offer, Stefanini, Merger Sub and their respective subsidiaries would beneficially own more than 80% of the Shares outstanding at that time but less than 90% of the Shares (including Shares tendered in the Offer and not withdrawn), and (v) shall extend the Offer in accordance with Section 6.3(c) of the Merger Agreement, until 5:00 p.m. on the first business day after the expiration of any "Negotiation Period" (as described below in this Section 12 of the Offer to Purchase).

        Notwithstanding the foregoing, in no circumstance will Merger Sub and Stefanini be required to extend the Offer beyond March 1, 2011 (or such later date as may be required under Section 6.3(c) of the Merger Agreement). Merger Sub is not permitted to terminate the Offer prior to its expiration date (as extended in accordance with the Merger Agreement), unless the Merger Agreement is validly terminated in accordance with its terms. If the Merger Agreement is terminated in accordance with its terms, Merger Sub is required to promptly (and, in any event, within twenty-four (24) hours of such termination) irrevocably and unconditionally terminate the Offer, may not acquire any Shares pursuant to the Offer and must promptly return, and shall cause any depository acting on behalf of Purchaser to return, all tendered Shares to the registered holders thereof.

        The Merger Agreement further provides that, subject to the terms and conditions of the Merger Agreement and to the satisfaction or waiver by Merger Sub of the Offer Conditions as of the time of any scheduled expiration of the Offer, Merger Sub will accept for payment and pay for Shares validly tendered and not withdrawn pursuant to the Offer promptly after such scheduled expiration, and will immediately accept and promptly pay for all Shares that are validly tendered during any "subsequent offering period" pursuant to Rule 14d-11 under the Exchange Act. During any subsequent offering period, if there is one, holders of Shares may tender to Merger Sub (but not withdraw), and Merger Sub must accept for payment, and pay for, such Shares at the same $8.35 per share price payable in the Offer.

        Stefanini has agreed to provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any Shares that Merger Sub is obligated to purchase pursuant to the Offer.

        The Merger Agreement also provides that, on the date on which Merger Sub files documents relating to the Offer with the SEC, TechTeam must file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the "Schedule 14D-9"), containing (except as otherwise set forth in the Merger Agreement) (i) the unanimous recommendation of TechTeam's board of directors to TechTeam's stockholders that they accept the Offer and tender their Shares to Merger Sub pursuant to the Offer and, to the extent required to consummate the Merger, adopt the Merger Agreement and (ii) such information to the extent requested by Stefanini with respect to TechTeam and its officers and directors as is required by the rules and regulations of the SEC in connection with Stefanini's designation of representatives to TechTeam's board of directors. TechTeam also has agreed to take all steps necessary to cause the

Schedule 14D-9 to be disseminated to TechTeam's stockholders to the extent required by applicable federal securities laws.

  Top-Up Option

        Under the Merger Agreement, TechTeam has irrevocably granted to Merger Sub an option to purchase from TechTeam (for cash or a note payable, at a price per share equal to the Offer Price) that number (but not less than that number) of Shares as is equal to the lesser of (i) the lowest number of Shares that, when added to any Shares owned by Merger Sub or Stefanini at the time of such exercise, will constitute one Share more than 90% of the total number of Shares then outstanding (assuming the issuance of those Top-Up Shares) and (ii) the aggregate number of Shares held as treasury shares by TechTeam and the number of Shares that are authorized under the TechTeam certificate of incorporation that are not issued and outstanding, are not reserved for issuance under the TechTeam equity plans and are issuable without the approval of the TechTeam stockholders. The exercise of this Top-Up Option would permit Merger Sub to merge with and into TechTeam without the need for a vote by TechTeam's stockholders to approve the Merger.

        Merger Sub may exercise the Top-Up Option in its discretion, after it has accepted for payment and paid for Shares tendered in the Offer, subject to the limitations that the Top-Up Option may be exercised only once, on or prior to the fifth business day after the later of the expiration date of the Offer (as extended pursuant to the terms of the Merger Agreement) or the expiration date of any subsequent offering period, and only if there is no provision of applicable law (including any Nasdaq rule) or judgment, injunction, order or decree of any governmental entity prohibiting, or requiring any consent, approval, filing with, notification to, or other action by any governmental entity or TechTeam's stockholders in connection with, the exercise of the Top-Up Option or the delivery of Top-Up Shares in respect of such exercise, unless, prior to such exercise, such consent, approval, filing, notification or action has been obtained or made, as applicable. Merger Sub shall, concurrently with the exercise of the Top-Up Option, give written notice to TechTeam that as promptly as practicable following such exercise, Merger Sub intends to and will (as promptly as practicable after such exercise) consummate the Merger in accordance with Section 253 of the DGCL.

        The aggregate purchase price payable for the Shares being purchased by Stefanini or Merger Sub pursuant to the Top-Up Option will be determined by multiplying the number of such Top-Up Shares by the Offer Price. Such purchase price may be paid by Stefanini or Merger Sub, at its election, either entirely in cash or by paying in cash an amount not less than the aggregate par value of such shares and by executing and delivering to TechTeam a promissory note having a principal amount equal to the balance of such purchase price, or by any combination of the foregoing. Any such promissory note will bear interest at the rate of 5% per annum, will mature on the first anniversary of the date of execution and delivery of such promissory note, will be full recourse to Stefanini and Merger Sub and may be prepaid in whole or in part without premium or penalty. The parties have agreed that any Top-Up Shares acquired by Merger Sub upon exercise of the Top-Up Option will not be registered under, and will be issued in reliance upon an exemption from, the Securities Act. The parties have also agreed that any dilutive impact on the value of the Shares as a result of the issuance of Top-Up Shares pursuant to the Top-Up Option will not be taken into account in any determination of the fair value of shares seeking appraisal rights pursuant to Section 262 of the DGCL.

  Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer

        The Merger Agreement provides that, promptly upon the purchase by Merger Sub pursuant to the Offer of such number of Shares as satisfy at least the Minimum Condition and from time to time thereafter, Stefanini will be entitled to designate to serve on TechTeam's board of directors a number of directors, rounded up to the next whole number, equal to the product of (i) the total number of directors on TechTeam's board of directors (giving effect to any increase in the size of TechTeam's board of directors effected pursuant to these provisions) and (ii) the percentage that such number of Shares so purchased bears to the total number of then-outstanding Shares. In no event, however, (other than as described in the paragraph below) will Stefanini's director designees constitute less than a majority of the entire TechTeam board of directors.

        Pursuant to the Merger Agreement, TechTeam will, if requested by Stefanini, promptly increase the size of TechTeam's board of directors or use commercially reasonable efforts to seek the resignations of such number of directors as is necessary to provide Stefanini with the level of board representation to which it is entitled under the Merger Agreement and will use commercially reasonable efforts to cause Stefanini's designees to be elected or appointed to TechTeam's board of directors. TechTeam also has agreed to use commercially reasonable efforts, upon Stefanini's request and subject to the requirements of Nasdaq (to the extent applicable), to cause individuals designated by Stefanini to constitute the same percentage of each committee of TechTeam's board of directors and each board of directors (and committee thereof) of each TechTeam subsidiary as the percentage of the entire TechTeam board of directors represented by individuals designated by Stefanini.

        The Merger Agreement provides that, following the election or appointment of Stefanini's designees to TechTeam's board of directors and prior to the Effective Time, any amendment or termination of the Merger Agreement requiring action by TechTeam's board of directors, any extension of time for the performance of any of the obligations or other acts of Stefanini or Merger Sub under the Merger Agreement, any waiver of compliance with any of the agreements or conditions under the Merger Agreement that are for the benefit of TechTeam, and any action to seek to enforce any obligation of Stefanini or Merger Sub under the Merger Agreement (or any other action by TechTeam's board of directors with respect to the Merger Agreement, the Offer or the Merger if such other action adversely affects, or could reasonably be expected to adversely affect, any of the holders of Shares other than Stefanini or Merger Sub) may only be authorized by a majority of the directors of TechTeam then in office who were directors of TechTeam on the date of the Merger Agreement or their successors as appointed by such continuing directors (the "Continuing Directors"). If there should be no Continuing Directors as a result of such individuals' deaths, disabilities, resignations or refusal to serve, then such actions may be effected by majority vote of those directors who are considered independent within the meaning of the Nasdaq rules or the federal securities laws (to the extent applicable), or, if no such "Independent Directors" are then in office, by a majority vote of TechTeam's board of directors. Under the Merger Agreement, the parties have agreed to use commercially reasonable efforts to ensure that at least two members of TechTeam's board of directors will, at all times prior to the Effective Time, be Continuing Directors.

  The Merger

        The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into TechTeam, with TechTeam surviving the Merger as a wholly-owned subsidiary of Stefanini (the "Surviving Corporation") and the separate corporate existence of Merger Sub will cease.

  Conversion of Shares of TechTeam Common Stock

        Pursuant to the Merger Agreement, at the Effective Time, each share of TechTeam common stock then outstanding (other than Shares held by Stefanini, Merger Sub, TechTeam or any wholly-owned subsidiary of Stefanini or TechTeam or held in TechTeam's treasury or Shares held by holders who have properly demanded and perfected their appraisal rights as described below) will be converted into the right to receive the Offer Price in cash, without interest thereon and less any required tax withholdings (the "Merger Consideration"), upon proper surrender of the certificate representing such share.

  Appraisal Rights

        Any Share that, as of the Effective Time, is held by holders of Shares who have properly demanded and perfected their rights to be paid the fair value of such Shares in accordance with Section 262 of the DGCL will not be converted into the right to receive the Merger Consideration and such holders will be entitled only to such rights as may be granted to them by Section 262 of the DGCL with respect to such Shares. Shares held by stockholders of TechTeam who fail to perfect, or effectively waive, withdraw or otherwise lose, their rights to appraisal under Section 262 of the DGCL, however, will thereupon be deemed to have been converted, at the Effective Time, into, and represent only, the right to receive the Merger Consideration. A stockholder may withdraw his demand for appraisal during certain time periods permitted by Section 262 of the DGCL by delivering to TechTeam a written withdrawal of his demand for appraisal. The foregoing summary of Section 262 does not purport to be complete and is qualified in its entirety by reference to Section 262. Failure to follow the steps that Section 262 requires for perfecting appraisal rights may result in the loss of those rights. Stockholders of TechTeam should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under Section 262.

        TechTeam will give Stefanini reasonably prompt notice of any appraisal demands received by TechTeam, withdrawals of any such demands and any other instruments served pursuant to Section 262 of the DGCL and received by TechTeam. Further, TechTeam will give Stefanini the opportunity to direct all negotiations and proceedings with respect to the exercise of appraisal rights under Section 262 of the DGCL. TechTeam has agreed that it will not, except with the prior written consent of Stefanini or as otherwise required by applicable law, make any payment with respect to any such exercise of appraisal rights or offer to settle or settle any such rights.

  Treatment of TechTeam Equity Awards

        Stefanini will not assume any of TechTeam's equity awards. Prior to the Purchase Time, TechTeam's board of directors (or an appropriate committee thereof administering any TechTeam stock plans) must adopt such resolutions and take such other actions as are necessary to, as of the Purchase Time, effectuate the provisions of the Merger Agreement described below, without any consent on the part of the holder of any Shares or any award under any TechTeam stock plans and without any consent on the part of any other person. All of TechTeam's stock plans will terminate as of the Purchase Time.

        The Merger Agreement provides that each TechTeam stock option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Purchase Time will be cancelled and converted solely into the right to receive a cash payment in an amount equal to the product of (A) the number of Shares subject to the stock option multiplied by (B) the excess, if any, of the Offer Price, without interest, over the exercise price per Share subject to such stock option. If the exercise price per Share under any such stock option is equal to or greater than the Offer Price, then such stock option will be cancelled for no consideration.

        The Merger Agreement also provides that each unvested Share of restricted stock granted under TechTeam stock plans that is outstanding immediately prior to the Purchase Time will become fully vested and the holders of such Shares shall, to the extent such Shares are validly tendered during a subsequent offer commenced in accordance with the terms of the Merger Agreement, be entitled to receive the Offer Price pursuant to the subsequent offer, or, to the extent not tendered, be entitled to receive the Merger Consideration (except to the extent that the holder has demanded and perfected rights to appraisal).

        All amounts payable to holders of TechTeam stock options under the Merger Agreement will be paid by the Surviving Corporation as promptly as practicable (and in any event no later than 5 business days) following the Effective Time of the Merger, without interest thereon and less any required tax withholding.

  Representations and Warranties

        TechTeam made representations and warranties to Merger Sub and Stefanini in the Merger Agreement (many of which are limited by "materiality," "Material Adverse Effect" (as such term is defined in the Merger Agreement) and similar qualifiers), including representations and warranties by TechTeam relating to:

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  its due organization and good standing and its subsidiaries;

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  its certificate of incorporation and bylaws;

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  its capitalization;

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  its authority to enter into, and the enforceability against it of, the Merger Agreement, and the required stockholder approval of the Merger;

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  non-contravention of laws and agreements, and absence of required consents;

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  its filings with the SEC and financial statements;

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  its contracts;

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  its tangible personal property;

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  its real property and leasehold interests;

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  its intellectual property;

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  its compliance with legal and regulatory requirements;

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  the absence of certain specified changes with respect to it and its business during the period following June 30, 2010;

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  the absence of litigation and orders;

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  its employee benefit plans;

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  labor and employee matters;

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  its insurance policies;

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  tax matters;

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  environmental matters;

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  transactions with affiliates;

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  the disclosure of information to its stockholders;

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  the receipt by TechTeam's board of directors of an opinion from TechTeam's financial advisor;

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  financial advisory fees;

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  the inapplicability of anti-takeover laws to the Offer, the Merger and any of the other transactions contemplated by the Merger Agreement; and

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  that no other representations or warranties are made by TechTeam.

        Merger Sub and Stefanini made representations and warranties to TechTeam in the Merger Agreement, including representations and warranties relating to:

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  their due organization and good standing;

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  their authority to enter into, and the enforceability against them of, the Merger Agreement;

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  non-contravention of laws and agreements, and absence of required consents;

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  the absence of litigation and orders;

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  the disclosure of information to TechTeam's stockholders;

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  financial advisory fees;

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  the sufficiency of the funds to which Stefanini has access to consummate the transactions contemplated by the Merger Agreement;

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  the relationship between Merger Sub and Stefanini;

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  the solvency of Merger Sub and Stefanini;

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  the absence of other agreements between Merger Sub or Stefanini and TechTeam or its management or directors relating to TechTeam or the transactions contemplated in the Merger Agreement; and neither Merger Sub nor Stefanini was or became an "interested stockholder" under the DGCL;

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  the access by Merger Sub and Stefanini to information regarding TechTeam; and an acknowledgement of the disclaimer of implied representations, warranties or inducements by TechTeam; and

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  the guarantees being delivered by other members of the Stefanini Group.

        The Merger Agreement provides that none of the representations and warranties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement, including any rights arising out of any breach of such representations and warranties, will survive the Effective Time. These representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a standard of materiality provided for in the Merger Agreement and have been used for the purpose of allocating risk among TechTeam, Stefanini and Merger Sub rather than establishing matters as facts.

  Conduct of Business of TechTeam Pending the Merger

        The Merger Agreement provides that, during the period from the date of the Merger Agreement through the earlier of the time at which Stefanini's designees first constitute a majority of TechTeam's board of directors and the Effective Time (such earlier time, the "Control Time"), TechTeam will conduct its operations in the ordinary course of business and in accordance with past practices.

        The Merger Agreement further provides that, without limiting the generality of the foregoing, except as provided in or contemplated by the Merger Agreement, as set forth in TechTeam's disclosure schedule or as required by applicable law, during the period from the date of the Merger Agreement to the Control Time, TechTeam will not (without the prior written consent of Stefanini, which will not be unreasonably withheld, delayed or conditioned) and will cause its subsidiaries not to:

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  amend or otherwise change its certificate of incorporation or bylaws or any similar governing instruments;

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  (i) issue, sell or grant any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock; provided, that TechTeam may issue Shares required to be issued upon exercise or settlement of stock options or other equity rights or obligations under TechTeam stock plans outstanding on the date hereof in accordance with the terms of the applicable plan in effect on the date hereof; (ii) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock, except (A) pursuant to commitments in effect as of the date hereof or (B) in connection with withholding to satisfy tax obligations with respect to stock options or in connection with the forfeiture of equity awards, or acquisitions in connection with the net exercise of stock options; (iii) and for any dividend or distribution to TechTeam by any of its subsidiaries, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock; or (iv) split, combine, subdivide or reclassify any shares of its capital stock;

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  (i) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than in the ordinary course of business or (ii) authorize, make or agree to make any new capital expenditure or expenditures, or enter into any contract or arrangement that reasonably may result in payments by or liabilities of TechTeam, in excess of $1,000,000 in the aggregate in any twelve (12) month period;

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  sell any of its properties or assets that are material to TechTeam and its subsidiaries taken as a whole, except (i) sales, leases, rentals and licenses in the ordinary course of business, (ii) pursuant to contracts in force on the date of the Merger Agreement, previously made available to Stefanini and Merger Sub (iii) dispositions of obsolete or worthless assets or (iv) transfers among TechTeam and its subsidiaries;

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  amend in any material respect, terminate, or grant any release or relinquishment of any material rights under, any material contract other than in the ordinary course of business consistent with past practice;

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  (i) incur any indebtedness (excluding any letters of credit issued in the ordinary course of business) having an outstanding principal amount in excess of $1,000,000 in the aggregate, (ii) make any loans or advances to any person (other than TechTeam and any wholly-owned subsidiary of TechTeam), or (iii) prepay any accounts payable except in the ordinary course of business;

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  (i) increase the compensation payable or to become payable (including bonus grants), pay any bonuses to or increase or accelerate the vesting of the benefits provided to its directors, executive officers or employees or other service providers, except for increases in compensation, acceleration of vesting or payment of bonuses (A) required by contract as in effect on the date of the Merger Agreement and made available to Stefanini or (B) increases in the ordinary course of business in salaries or wages of employees of TechTeam or any of its Subsidiaries (provided that payments of bonuses consistent with past practice shall not constitute an increase in compensation) other than officers or directors of TechTeam or any subsidiaries, (ii) grant any severance or termination pay or benefit rights to, or enter into any employment, severance, retention, change in control, consulting or termination agreement with, any director, executive officer or other employee or other service providers of TechTeam or of any of its subsidiaries, except pursuant to a policy or agreement in effect on the date of the Merger Agreement or as required by applicable laws, provided that TechTeam may (A) issue or enter into employment offer letters, employment agreements and consulting agreements (other than with officers and directors of TechTeam), and (B) grant benefit rights (except stock-based compensation) to new employees hired in accordance with clause (A) in each case of clauses (A) and (B), in the ordinary course of business, consistent with past practice, or (iii) enter into any collective bargaining agreement, except as required by applicable laws or in the ordinary course of business;

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  make any material changes to financial or tax accounting methods, principles or practices (or change an annual accounting or period), except insofar as may be required by applicable laws, including without limitation a change in United States generally accepted accounting principles;

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  except as required by law or otherwise in the ordinary course of business (i) make any material change (or file any such change) in any method of tax accounting or any annual tax accounting period; (ii) make, change or rescind any material tax election; (iii) settle or compromise any material tax liability; or (iv) file any amended tax return involving a material amount of additional taxes;

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  adopt a plan or agreement of complete or partial liquidation or dissolution; or

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  agree to take any of the foregoing actions.

  Access and Information

        Subject to the restrictions imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") or other applicable laws, from the date of the Merger Agreement until the Control Time, TechTeam must use commercially reasonable efforts to (1) give Stefanini and Merger Sub and their representatives reasonable access during normal business hours to all employees and facilities and to all books, contracts and records of TechTeam, and its subsidiaries and cause TechTeam's representatives to provide access to their work papers and such other information as Stefanini or Merger Sub may reasonably request (other than any publicly available document filed by TechTeam), (2) reasonably cooperate with Stefanini and Merger Sub regarding their evaluation of TechTeam employees for continued employment, including granting reasonable access to such employees for interviews, (3) furnish to Stefanini and its representatives such financial and operating data and other information as they may reasonably request and use its commercially reasonable efforts to cause Ernst & Young LLP to furnish its work papers in respect of TechTeam and its subsidiaries; and (4) instruct its representatives to cooperate with Stefanini and its representatives in its investigation.

        Stefanini, Merger Sub and their respective representatives have agreed to conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of TechTeam, and TechTeam is not obligated to provide access or information if doing so would, on the advice of counsel, violate applicable law or a contract or obligation of confidentiality owing to a third party, and TechTeam may restrict the foregoing access to the extent that any applicable law requires TechTeam to restrict or prohibit access to any properties or information, or if disclosure would, based on the advice of such party's counsel, result in a waiver of attorney-client privilege, work product doctrine or any other applicable privilege applicable to such information.

  No Solicitation; Change in Recommendation

        Under the Merger Agreement, TechTeam may not, and must caused its subsidiaries, officers, directors, employees, affiliates, consultants, agents, advisors and other representatives not to, directly or indirectly, from the date of the Merger Agreement until the Effective Time (as defined below):

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  solicit, initiate or knowingly facilitate or encourage any inquiries, proposals or offers that constitutes, or could reasonably be expected to lead to, an "Acquisition Proposal" (as defined below);

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  engage in, continue or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal, or

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  enter into any contract or agreement in principle with respect to an Acquisition Proposal.

        TechTeam must, and must cause its subsidiaries and direct its officers, directors, employees, affiliates, consultants, agents, advisors and other representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any persons conducted prior to the execution of Merger Agreement by them with respect to any Acquisition Proposal.

        For purposes of the Merger Agreement, an "Acquisition Proposal" means any bona fide inquiry, proposal or offer (other than those permitted by the Merger Agreement) from any person (other than Stefanini and Merger Sub) relating to, in a single transaction or series of related transactions, any:

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  acquisition of assets of TechTeam or its subsidiaries (including securities of TechTeam's subsidiaries, but excluding sales of assets in the ordinary course of business) equal to 20% or more of TechTeam's consolidated assets or to which 20% or more of TechTeam's revenues or earnings on a consolidated basis are attributable;

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  acquisition of 20% or more of the outstanding TechTeam shares;

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  tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the outstanding TechTeam shares;

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  merger, consolidation, share exchange, business combination, recapitalization, extraordinary dividend, significant corporate reorganization or similar transaction involving TechTeam or any of its subsidiaries pursuant to which the stockholders of TechTeam immediately prior to such transaction hold, directly or indirectly, less than 80% of the equity interests in the surviving or resulting entity of such transaction;

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  liquidation or dissolution of TechTeam or any of its subsidiaries; or

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  any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and TechTeam shares involved is 20% or more.

        The Merger Agreement also provides that, notwithstanding the limitations described in the first paragraph of this section captioned "No Solicitation; Change in Recommendation," if at any time on or after the date of the Merger Agreement and until the Purchase Time, TechTeam receives a bona fide, unsolicited written Acquisition Proposal from a third party that: (1) was made on or after the date of the Merger Agreement, (2) did not arise or result from any breach of the provisions described under the caption "No Solicitation; Change in Recommendation," (3) TechTeam's board of directors determines in good faith, after consultation with TechTeam's independent financial advisors and outside legal counsel, constitutes, or is reasonably likely to lead to, a Superior Proposal (as defined below), and (4) TechTeam's board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, then TechTeam may: (A) furnish, pursuant to a confidentiality agreement, information

(including non-public information) with respect to TechTeam and its subsidiaries to the person or group of persons who has made such Acquisition Proposal, provided, that TechTeam also promptly provides to Stefanini the same material non-public information concerning the TechTeam and its subsidiaries that is provided to any such person; and (B) engage in or otherwise participate in discussions and/or negotiations with the person or group of persons making such Acquisition Proposal.

        TechTeam must notify Stefanini promptly (but in no event later than 24 hours) after it obtains knowledge of the receipt by TechTeam, its subsidiaries, or any of its officers, directors, employees, affiliates, consultants, agents, advisors and other representatives) of any Acquisition Proposal, or any request for non-public information relating to TechTeam or any of its subsidiaries or for access to its business, properties, assets, books or records, by a person that is seeking to make or has made after the date of the Merger Agreement an Acquisition Proposal. Such notice must be in writing and identify the person making, and the terms and conditions of, any such Acquisition Proposal or request. TechTeam is required to keep Stefanini informed, on a prompt basis (but in any event within 24 hours), of the status and material terms of any such Acquisition Proposal, including any material amendments or proposed amendments as to price and other material terms thereof. TechTeam agreed that it and its subsidiaries will not enter into any confidentiality agreement with any person after the date of the Merger Agreement which prohibits the TechTeam from providing the information described in this paragraph to Stefanini.

        As used in the Merger Agreement, "Superior Proposal" means any bona fide, unsolicited written Acquisition Proposal on terms which the TechTeam board of directors determines in good faith, after consultation with TechTeam's outside legal counsel and independent financial advisors, to be more favorable from a financial point of view to the holders of the Shares than the transactions contemplated by the Merger Agreement (including the Offer and the Merger), taking into account all the terms and conditions of such proposal (including the likelihood and timing of consummation of such proposal), and the Merger Agreement (including any changes to the terms of the Merger Agreement committed to by Stefanini to TechTeam in writing in response to such proposal or otherwise) and is reasonably capable of being consummated on the terms proposed, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal. For purposes of the definition of "Superior Proposal," the references to "20%" and "80%" in the definition of Acquisition Proposal are deemed to be references to "50%."

        The Merger Agreement also provides that TechTeam's board of directors shall not: (A) fail to make, change, qualify, withdraw or modify, or publicly propose to change, qualify, withdraw or modify, in a manner adverse to Stefanini, its recommendation regarding the Offer and the Merger, (B) take any action or make any recommendation or public statement in connection with a third party tender offer or exchange offer other than a recommendation against such offer or a "stop, look and listen" communication by it pursuant to Rule 14d-9(f) of the Securities Exchange Act of 1934, as amended, (C) approve or recommend, or publicly propose to approve or recommend to the TechTeam stockholders an Acquisition Proposal, or (D) resolve or agree to take any of the foregoing actions (the actions described in clause (A) through (D) are referred to as a "Company Adverse Recommendation Change" in the Merger Agreement). Additionally, the TechTeam board of directors is prohibited from authorizing TechTeam or any of its subsidiaries to enter into any letter of intent, merger, acquisition or similar agreement with respect to any Acquisition Proposal (other than certain confidentiality agreements) (referred to as a "Company Acquisition Agreement" in the Merger Agreement).

        Notwithstanding the language described in the immediately preceding paragraph of this section captioned "No Solicitation; Change in Recommendation," the Merger Agreement permits the TechTeam board of directors to effect a Company Adverse Recommendation Change other than with respect to an Acquisition Proposal, if it determines in good faith, after consultation with its outside legal counsel, that the failure to take such action could reasonably be determined to be inconsistent with its fiduciary duties under applicable law. In this scenario, TechTeam is required to promptly notify

Stefanini, in writing at least three full business days prior to taking such action, of its intention to effect a Company Adverse Recommendation Change, and during such notice period, if requested by Stefanini, TechTeam must engage in good faith negotiations with Stefanini to amend the Merger Agreement in such a manner that failure to effect such a Company Adverse Recommendation Change would no longer be inconsistent with the fiduciary duties under applicable law. Additionally, the TechTeam board of directors must also have determined in good faith, after consultation with outside legal counsel, following the conclusion of such three business day notice period, that the failure to make such a Company Adverse Recommendation Change would still be inconsistent with its fiduciary duties under applicable Law.

        The Merger Agreement also provides that if the TechTeam board of directors receives an Acquisition Proposal that it determines in good faith, after consultation with TechTeam's independent financial advisors and outside legal counsel, constitutes a Superior Proposal, then the TechTeam board of directors may effect a Company Adverse Recommendation Change or authorize TechTeam to enter into a Company Acquisition Agreement with respect to such Superior Proposal, if the TechTeam board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action could reasonably be determined to be inconsistent with its fiduciary duties under applicable law and TechTeam concurrently (x) terminates the Merger Agreement in accordance with the termination right described below under the caption "Termination of the Merger Agreement" and: (1) promptly notifies Stefanini, in writing at least three full business days prior to taking such action, of its intention to effect a Company Adverse Recommendation Change, specifying the material terms and conditions of such Superior Proposal, including the identity of the person making such offer (and attaching a copy of the proposed definitive Company Acquisition Agreement relating thereto, which shall be in final form in all material respects and include all schedules, annexes and exhibits thereto); (2) during any such notice period(s), if requested by Stefanini, TechTeam will engage in good faith negotiations with Stefanini to amend the Merger Agreement, and (3) the TechTeam board of directors determines in good faith, after consultation with outside legal counsel, following the conclusion of such notice period(s), that the failure to make a Company Adverse Recommendation Change would still be inconsistent with its fiduciary duties under applicable law (taking into account any changes to the terms of the Merger Agreement proposed by Stefanini), and provided further that TechTeam board of directors shall not authorize TechTeam to enter into a Company Acquisition Agreement with respect to such Superior Proposal during such notice period(s).

        The Merger Agreement provides that, notwithstanding the foregoing, to the extent the Offer is scheduled to expire during any of the notice period(s) described in this section captioned "No Solicitation; Change in Recommendation," as extended (such notice period(s), the "Negotiation Period"), (i) Merger Sub will, and Stefanini shall cause Merger Sub to, promptly (within 24 hours of delivery of the notice of the intent to effect a Company Adverse Recommendation Change and in any event prior to the scheduled expiration of the Offer) extend the expiration date until 5 p.m. (eastern time) of the business day immediately following expiration of such notice period and (ii) the Outside Date shall be extended until such time and date.

        The Merger Agreement further provides that, notwithstanding the foregoing, the TechTeam board of directors will not be prohibited from taking and disclosing to the stockholders of TechTeam a position contemplated by Rule 14e-2(a) (relating to the position of a subject company with respect to a tender offer), Rule 14d-9 (related to recommendations or solicitations by subject company or others) or Item 1012(a) (related to the board of directors' statement regarding recommendations or solicitations) of Regulation M-A promulgated under the Exchange Act, or other applicable law, if the TechTeam board of directors determines, after consultation with outside legal counsel, that failure to so disclose such position could constitute a violation of applicable law. In addition, the parties to the Merger Agreement acknowledged that a factually accurate public statement by TechTeam that describes its receipt of an Acquisition Proposal and the operation of the Merger Agreement in connection with an

Acquisition Proposal, or any "stop, look and listen" communication by the TechTeam board of directors pursuant to Rule 14d.9(f) of the Exchange Act, or any similar communication to the stockholders of TechTeam, will not constitute a Company Adverse Recommendation Change or a withdrawal or modification, or proposal by the TechTeam board of directors to withdraw or modify, its recommendation of the Merger Agreement or the transactions contemplated in the Merger Agreement, or an approval or recommendation with respect to any Acquisition Proposal.

  Employment and Employee Benefits Matters

        The Merger Agreement provides that after the Effective Time and continuing until the end of the first calendar year commencing after the Control Time, the Surviving Corporation shall provide or cause to be provided after the Effective Time to each TechTeam employee that remains employed with TechTeam or any of its subsidiaries, (i) base salary and incentive compensation opportunities and (ii) employee benefits that are, in either case, not less favorable, in the aggregate than as provided by TechTeam as of November 1, 2010. Notwithstanding this requirement, nothing in the Merger Agreement will limit the right of Stefanini or the Surviving Corporation to amend or terminate the employment of any individual or to amend or terminate any employee benefit plan, program or arrangement, and nothing in Section 6.4 of the Merger Agreement will be interpreted to require Stefanini to provide for the participation of any continuing employee in any of Stefanini's benefit plans.

        For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Stefanini and its subsidiaries providing benefits to any TechTeam employee after the Control Time (including the TechTeam benefit plans), each TechTeam employee shall be credited with his or her years of service with TechTeam and its subsidiaries and their respective predecessors before the Control Time, to the same extent as such employee of TechTeam was entitled, before the Control Time, to credit for such service under any similar TechTeam employee benefit plan in which the employee participated or was eligible to participate immediately prior to the Control Time. However, the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.

        Each TechTeam employee will be immediately eligible to participate, without any waiting period, in any and all employee benefit plans of Stefanini and its subsidiaries providing benefits to any TechTeam employee after the Control Time, to the extent coverage under any of these plans is replacing comparable coverage under a TechTeam employee benefit plan in which such TechTeam employee participated immediately before the Control Time.

        For the purposes of each medical, dental, pharmaceutical and/or vision benefit plan of Stefanini and its subsidiaries that provides benefits to any TechTeam employee after the Control Time, Stefanini shall cause all pre-existing condition exclusions and actively-at-work requirements of such plan to be waived for the TechTeam employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under comparable plans of TechTeam or its subsidiaries in which employee participated immediately prior to the Control Time. Stefanini shall cause any eligible expenses incurred by any TechTeam employee and his or her covered dependents during the portion of the plan year of the old TechTeam benefit plan ending on the date such TechTeam employee's participation in the corresponding new benefit plan begins to be taken into account, for purposes of satisfying all premium, deductible, coinsurance and maximum out-of-pocket requirements applicable to such TechTeam employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with the new benefit plan.

        Nothing in Section 6.4 of the Merger Agreement prohibits the Surviving Corporation from amending or terminating any particular TechTeam benefit plan to the extent permitted by its terms or applicable law and nothing in Section 6.4 of the Merger Agreement shall be interpreted to require Stefanini to provide for the participation of any TechTeam employee in any benefit plan of Stefanini. Section 6.4 of the Merger Agreement is not intended to confer any rights or remedies upon any person other than the parties to the Merger Agreement and their successors, to create any agreement of employment with any person or otherwise to create any third party beneficiary, or to be interpreted as an amendment to any plan of Stefanini or any of its affiliates. Nothing in the Merger Agreement is to be construed to create a right in any TechTeam employee to employment with Stefanini, the Surviving Corporation or any other subsidiary.

  Directors' and Officers' Indemnification and Insurance

        The Merger Agreement provides that from and after the Effective Time, Stefanini will, and will cause TechTeam and the Surviving Corporation to indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of TechTeam or a subsidiary of TechTeam (each such individual, an "Indemnitee" and, collectively, the "Indemnitees") with respect to all claims, liabilities, losses, damages, judgments, fines, penalities, costsand expenses in connection with any claim, suit, action, proceeding or investigation, whenever asserted, based on or arising out of, in whole or in part, (A) the fact that the Indemnitee was, or was or is deemed to have status as, a director or officer of TechTeam (or such subsidiary) or (B) acts or omissions by the Indemnitee in his or her capacity as a director, officer, employee or agent of TechTeam (or such subsidiary) or taken at the request of TechTeam (or such subsidiary), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any claim, suit, action, proceeding or investigation relating to the transactions contemplated in the Merger Agreement) to the fullest extent permitted under applicable law.

        All obligations of TechTeam and its subsidiaries to the Indemnitees in respect of advancement, indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Certificate of Incorporation and By-laws and the organizational documents of such subsidiaries as currently in effect and under indemnification agreements between TechTeam and certain of the Indemnitees will survive the transactions contemplated in the Merger Agreement and continue in full force and effect in accordance with their respective terms, in each case, whether or not TechTeam's insurance covers all such costs, for a period of six years following the Effective Time. From and after the Effective Time, Stefanini and the Surviving Corporation shall be jointly and severally liable to pay and perform in a timely manner such indemnification, advancement and exculpation obligations. Without limiting the foregoing, Stefanini, from and after the Control Time until the later of six years from the Effective Time and the expiration of the applicable statute of limitations related to the indemnification obligations of Indemnitees as provided above, shall cause the certificate of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and advancement and indemnification than are set forth as of the date of the Merger Agreement in the Certificate of Incorporation and By-laws, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from and after the Effective Time, Stefanini shall cause TechTeam and the Surviving Corporation to pay any expenses (including, but not limited to, fees and expenses of legal counsel, experts and litigation consultants, as well as any appeal bonds) of any Indemnitee under Section 6.5 of the Merger Agreement as incurred to the fullest extent permitted under applicable law; provided, that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent, and only to the extent, required by applicable law.

        The Merger Agreement provides that an Indemnitee will have the right, but not the obligation, to assume and control the defense of any litigation, claim or proceeding relating to any acts or omissions covered under Section 6.5 of the Merger Agreement with counsel selected by the Indemnitee and reasonably acceptable to Stefanini. Stefanini (i) will be permitted to participate in the defense of any such claim at its own expense and (ii) will not be liable for any settlement effected without Stefanini's written consent, which consent will not be unreasonably withheld, conditioned or delayed. Each of Stefanini, TechTeam and the Surviving Corporation and the Indemnitees will cooperate in the defense of any claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

        Stefanini will bear the full cost of, and will cause TechTeam to maintain in effect, for at least six years commencing on and immediately following the Effective Time, one or more director and officer tail policy(ies) as described below (collectively, the "D&O Tail Policies"). Before the Purchase Time, TechTeam will obtain one or more prepaid, fully-earned and non-cancellable D&O Tail Policies applicable on and after the Effective Time, for a period equal to the greater of (i) six years immediately following the Effective Time and (ii) the statute(s) of limitations applicable to the acts and omissions of the directors and officers of TechTeam up through and including the Effective Time, in lieu of the current policies or directors and officers liability insurance maintained by TechTeam. These D&O Tail Policies will provide at least the same coverage with respect to amounts, terms and conditions, as the directors and officers liability insurance policies (including, but not limited to, both primary and any and all excess policies) maintained by TechTeam on the date of the Merger Agreement, or policies with at least the same coverage limits and amounts as TechTeam's current policies, containing terms and conditions which are no less favorable to the individuals or TechTeam covered by such current policies, than the terms of such policies, so long as TechTeam is not required to pay a premium in excess of 200% of the last annual premium paid in the aggregate by TechTeam for such current policies. If TechTeam is unable to obtain, or unable to cause to be obtained, the insurance described in the prior sentence for an amount less than or equal to the maximum amount described above, it shall instead obtain as much comparable insurance as possible for a director and officer tail premium equal to such maximum amount, for the tail coverage period described above. Neither Stefanini nor the Surviving Corporation will take, or allow to be taken, any action to terminate, or which could reasonably be expected to result in the termination of, the D&O Tail Policies, during the tail coverage period described above.

        Section 6.5 of the Merger Agreement further provides that these terms are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. The obligations of Stefanini and the Surviving Corporation under Section 6.5 of the Merger Agreement may not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom they are applicable unless (x) such termination or modification is required by applicable law or (y) the affected Indemnitee has consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom Section 6.5 of the Merger Agreement apply are third party beneficiaries of these provisions of the Merger Agreement).

        The Merger Agreement provides that Indemnitee has, or may in the future, have rights to indemnification, advancement of expenses and/or insurance provided by other entities and/or organizations not associated with Stefanini, TechTeam and their insurers. Stefanini, Merger Sub and TechTeam agree that, with respect to any advancement or indemnification obligation owed, at any time, to Indemnitee by Stefanini, Merger Sub, TechTeam, the Surviving Corporation or any other indemnitor, whether pursuant to any certificate of incorporation, by-laws, or other document or agreement and/or pursuant to Section 6.5 of the Merger Agreement, Surviving Corporation will be the indemnitor of first resort and it will be required to advance the full amount of expenses incurred by the Indemnitee and will be liable for the full amount of all expenses, judgments, penalities, fines and amounts paid in settlement as legally permitted and required by the terms of the Merger Agreement or any other document or agreement related to such obligations, and irrevocably waives, relinquishes and releases the other indemnitors from all claims against the other indemnitors for contribution, subrogation, indemnification or any other recovery of any kind. Stefanini, Purchaser and TechTeam have further agreed that any advancement, indemnification or other payment by any other indemnitor on behalf of and Indemnitee with respect to any claim for which Indemnitee has sought indemnification from TechTeam or the Surviving Corporation will not affect the foregoing, and such other indemnitor will have a right of contribution and/or be subrogated to the extent of such advancement, indemnification or other payment to all of the rights of recovery of Indemnitee against TechTeam or the Surviving Corporation. TechTeam and/or the Surviving Corporation shall jointly and severally indemnify and hold harmless against such amounts actually paid by any other indemnitor to or on behalf of an Indemnitee.

        The Merger Agreement provides that in the event that Stefanini, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other entity and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any entity, then, and in each such case, proper provision shall be made so that the successors and assigns of Stefanini and the Surviving Corporation shall assume all of the obligations thereof set forth in Section 6.5 of the Merger Agreement.

  Further Action; Efforts

        The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, the parties will cooperate with one another and use (and shall cause their respective subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Offer to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any governmental entity or third party necessary, proper or advisable to consummate the transactions contemplated hereby. For purposes hereof, "Antitrust Laws" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign antitrust laws and all other applicable laws issued by a governmental entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

        The Merger Agreement provides, in furtherance and not in limitation of the foregoing, (i) each party agrees to file an appropriate Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten (10) business days of the date of the Merger Agreement, and to supply as promptly as practicable any additional information and documentary material that may be reasonably requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with these provisions of the Merger Agreement necessary to cause the expiration or termination of the applicable waiting period under the HSR Act (including any extensions thereof) as soon as practicable; and (ii) TechTeam and Stefanini will each use its reasonable best efforts to (A) take all action necessary to ensure that no state takeover statute or similar law is or becomes applicable to any of the transactions contemplated hereby and (B) if any state takeover statute or similar law becomes applicable to any of the transactions contemplated hereby, take all action necessary to ensure that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise minimize the effect of such law on the transactions contemplated by the Merger Agreement.

        The Merger Agreement provides that each of the parties will use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a governmental entity in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a governmental entity relating to the transactions contemplated hereby, including any proceeding initiated by a private party, and (ii) keep the other parties to the Merger Agreement informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other governmental entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby. Subject to applicable laws relating to the exchange of information, each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any governmental entity in connection with the transactions contemplated hereby, other than "4(c) documents" as that term is used in the rules and regulations of the HSR Act.

        The Merger Agreement provides, in furtherance and not in limitation of the covenants of the parties contained in these provisions of the Merger Agreement, that each of the parties to the Merger Agreement will use its reasonable best efforts to resolve such objections, if any, as may be asserted by a governmental entity or other person with respect to the transactions contemplated hereby. Without limiting any other provision of the Merger Agreement, Stefanini and TechTeam will each use its reasonable best efforts to (i) avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the consummation of the transactions contemplated hereby, on or before the Outside Date, including by defending through litigation on the merits any claim asserted in any court by any person, and (ii) avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any governmental entity with respect to the transactions contemplated hereby so as to enable the consummation of the transactions contemplated hereby to occur as soon as reasonably possible (and in any event no later than the Outside Date). Notwithstanding anything to the contrary in the Merger Agreement, Stefanini will not be under any obligation to (A) propose, negotiate, commit to or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any assets or businesses of Stefanini, TechTeam (or any of their respective subsidiaries) or (B) otherwise take or commit to take actions that limit Stefanini or its subsidiaries' freedom of action with respect to, or its ability to retain, one or more of the businesses, product lines or assets of Stefanini, TechTeam, or any of their respective subsidiaries, in each case, regardless of whether such measures could avoid the entry of, or effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated hereby. TechTeam will take such of the foregoing actions as Stefanini may request; provided, that any such action is conditioned upon the consummation of the Merger.

  Takeover Laws

        The Merger Agreement provides that TechTeam will, upon the request of Stefanini or Merger Sub, take all reasonable steps to exclude the applicability to the Merger or any other transaction contemplated by the Merger Agreement of any "moratorium," "control share acquisition," "business combination," "fair price" or other forms of anti-takeover laws or regulations, and will assist in any challenge by Stefanini or Merger Sub to the validity, or the applicability to the Offer, the Merger or any other transaction contemplated by the Merger Agreement, of any such law or regulation.

  Proxy Statement

        The Merger Agreement provides that unless the Merger is consummated as a "short form" merger in accordance with Section 253 of the DGCL, promptly after the consummation of the Offer, TechTeam will prepare and file with the SEC a proxy statement in preliminary form, as soon as practicable thereafter mail the proxy statement to its stockholders, and all other proxy materials for such meeting, and if necessary in order to comply with applicable securities laws, and, after the proxy statement has been mailed, promptly circulate amended, supplemental or supplemented proxy material, and if required, re-solicit proxies. Subject to Delaware law, the proxy statement must contain the unanimous recommendation of TechTeam's board of directors to the stockholders of TechTeam to vote in favor of the adoption of the Merger Agreement.

  Public Announcements

        TechTeam, Stefanini and Merger Sub have agreed that no public release or announcement concerning the transactions contemplated by the Merger Agreement will be issued by any party without the prior consent of TechTeam and Stefanini (which consent will not be unreasonably withheld or delayed). However, a party will be permitted to make a public release or announcement if required by applicable law or any rule or regulation of Nasdaq or any other stock exchange to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement will use commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, will be at the final discretion of the disclosing party. Also, these restrictions will not apply to communications by TechTeam regarding an Acquisition Proposal or a Company Adverse Recommendation Change (as such terms are defined above, under the section captioned "No Solicitation; Change in Recommendation").

  Notification

        The Merger Agreement requires TechTeam and Stefanini to give one another reasonably prompt notice upon obtaining knowledge of the occurrence or non occurrence of any event that is reasonably likely to result in the failure of such party to comply with or satisfy any Offer Condition.

        Under the Merger Agreement, TechTeam and Stefanini must give prompt notice to the other of: (A) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with any of the transactions contemplated by the Merger Agreement or any written notice from any governmental entity in connection with the transactions contemplated by the Merger Agreement; and (B) any legal proceeding commenced, or (to its knowledge) threatened, against, relating to or involving or otherwise affecting, TechTeam or its subsidiaries or Stefanini, Merger Sub or any of their subsidiaries, as applicable and in each case as the case may be, that relates to any of the transactions contemplated by the Merger Agreement. No notification given to Stefanini pursuant to this provision will limit or otherwise affect any of the representations, warranties or covenants of TechTeam contained in the Merger Agreement or any of the remedies available to Stefanini under the Merger Agreement.

  No Control of TechTeam's Business

        Nothing contained in the Merger Agreement will give Stefanini, directly or indirectly, the right to control or direct TechTeam's (or any of its subsidiaries') operations before the Control Time. Until the

Control Time, TechTeam will exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over its and its subsidiaries' respective operations.

  TechTeam Compensation Arrangements

        The Merger Agreement provides that, before the scheduled expiration of the Offer (as it may be extended under the Merger Agreement), TechTeam (acting through the compensation committee of its board of directors) will take all steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement entered into prior to, on or after November 1, 2010 by TechTeam or any of its affiliates with current or future directors, officers or employees of TechTeam and its affiliates and to ensure that any such arrangements fall within the safe harbor provisions of such rule. TechTeam will give Stefanini and its counsel a reasonable opportunity to review and comment on any board of director or compensation committee resolutions proposed to be adopted under Section 6.11 of the Merger Agreement prior to adoption.

  Section 16 Matters

        The Merger Agreement provides that TechTeam, Merger Sub and Stefanini will take all reasonable steps that are required to cause the transactions involving TechTeam stock options and unvested restricted stock that are described above in the section captioned "Treatment of TechTeam Equity Awards," and dispositions of TechTeam equity securities (including derivative securities) or any acquisitions of Stefanini equity securities in connection with the Merger Agreement by each individual who is a director or officer of TechTeam, or who will upon the Effective Time is or will become an officer or director of Stefanini, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

  Stockholder Litigation

        The Merger Agreement provides that TechTeam will give Stefanini the opportunity to participate in the defense, settlement or compromise of any litigation by or on behalf of one or more stockholders (or former stockholders) of TechTeam against TechTeam and/or its directors or officers commenced prior to the Effective Time and concerning the transactions contemplated by the Merger Agreement. No such settlement or compromise may be agreed to without Stefanini's prior written consent.

  Delisting

        The Merger Agreement provides that, from the Purchase Time to the closing date of the Merger, TechTeam must cooperate with Stefanini to enable the de-listing by the Surviving Corporation of TechTeam's common stock from Nasdaq and the deregistration of TechTeam common stock under the Exchange Act as promptly as practicable after the Effective Time.

  FIRPTA Certificate

        The Merger Agreement provides that on or prior to the Closing Date, TechTeam will to Stefanini a duly authorized and executed FIRPTA Certificate, in a form that is reasonably acceptable to Stefanini, certifying that the interests in Company are not "U.S. real property interests" in accordance with Treasury Regulations under Section 897 and 1445 of the Code.

  Conditions to the Merger

        The Merger Agreement provides that the respective obligations of the parties to consummate the Merger are subject to the satisfaction or waiver by the relevant party of the following conditions at or prior to the closing of the Merger:

  •
  if required by Delaware law and the certificate of incorporation of TechTeam in order to consummate the Merger, the Merger Agreement has been adopted by the holders of at least a majority in combined voting power of the outstanding Shares;

  •
  no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by a governmental entity shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal; provided, that each party shall have used commercially reasonable efforts to have such law, injunction, judgment or other prohibition removed; and

  •
  Merger Sub has accepted for purchase and has paid for the Shares validly tendered (and not withdrawn) pursuant to the Offer provided, however, that neither Stefanini nor Merger Sub will be entitled to assert the failure of this condition if, in breach of the Merger Agreement or terms of the Offer, Merger Sub fails to purchase any Shares validly tendered (and not withdrawn) pursuant to the Offer.

  Termination of the Merger Agreement

        Termination By Mutual Agreement.    The Merger Agreement provides that it may be terminated and the Offer and the Merger may be abandoned by mutual written consent of Stefanini and TechTeam at any time prior to the Effective Time, notwithstanding adoption of the Merger Agreement (if any) by the stockholders of TechTeam.

        Termination by either Stefanini or TechTeam.    The Merger Agreement provides that it may be terminated and the Offer and the Merger may be abandoned by Stefanini or TechTeam prior to the Effective Time by written notice by the terminating party to the other party:

  •
  if the acceptance and payment for the Shares pursuant to the Offer have been consummated on or before March 1, 2011 (the "Outside Date"), provided that if the failure to consummate the acceptance and payment for the Shares pursuant to the Offer on or before the Outside Date was primarily due to the failure of such terminating party to perform any of its obligations under the Merger Agreement, this termination right will not be available (such termination is referred to in this document as an "Outside Date Termination"); or

  •
  if any law, injunction, judgment or ruling enacted, promulgated, issued, entered, amendment or enforced by any governmental entity enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal or enjoining, restraining, preventing or prohibiting the commencement or closing of the Offer, or making the commencement or closing of the Offer illegal, is in effect and is final and nonappealable, provided, that if the issuance of such final, non-appealable restraint was primarily due to the failure of the terminating party to perform any of its obligations under the Merger Agreement, this termination right will not be available.

        Termination by TechTeam.    The Merger Agreement provides that it may be terminated and the Offer and the Merger may be abandoned by TechTeam at any time prior to the Effective Time by written notice by TechTeam to Stefanini:

  •
  if Stefanini and Merger Sub (A) fail to commence the Offer within ten (10) business days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder, unless such action or inaction under (A) or (B) was caused by or resulted from the failure of TechTeam to perform, in any material respect, any of its covenants or agreements contained in the Merger Agreement or TechTeam's material breach of any of its representations or warranties contained in the Merger Agreement or failure to satisfy the Antitrust Condition (as defined in the Merger Agreement) or the condition set forth in paragraph (a) of the Offer Conditions in Annex I to the Merger Agreement to be satisfied, (C) failed to timely accept for payment and purchase all Shares that were validly tendered and not withdrawn pursuant to the Offer if all of the Offer Conditions described in the Merger Agreement were satisfied or waived, or (D) shall have materially altered the Offer as described in clauses (1) through (7) of Section 1.1(a)(i) of the Merger Agreement without the prior written consent or waiver of TechTeam;

  •
  at any time prior to the Purchase Time, if Stefanini or Merger Sub breach or fail to perform any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (x) would cause any of the conditions contained in Annex I to the Merger Agreement to not be satisfied, (y) was notified by TechTeam in a written notice delivered to Stefanini and Merger Sub and (z) cannot be cured by the Outside Date or at least thirty (30) days has elapsed since the date of delivery of a written notice to Stefanini and Merger Sub of such breach and such breach has not been cured; provided that the right to terminate the Merger Agreement under this paragraph will not be available to TechTeam if Stefanini's or Merger Sub's breach or failure to perform any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement was primarily due to TechTeam's failure to perform any of its obligations under the Merger Agreement; or

  •
  in order to enter into a transaction that is a Superior Proposal, if, prior to the purchase of Shares pursuant to the Offer, (A) the TechTeam board of directors determines that it has received a Superior Proposal, (B) TechTeam has complied in all material respects with its obligations described in the section captioned "No Solicitation; Change in Recommendation," (C) prior to or concurrently with such termination, TechTeam pays the fee due to Stefanini under the Merger Agreement described below under the caption "Effect of Termination; Termination Fee; Expenses," (D) (1) TechTeam promptly notifies Stefanini, in writing and at least three full business days prior to such termination, of its intention to terminate the Merger Agreement and to enter into a binding definitive agreement in respect of a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, including the identity of the person making such offer (and attaching a copy of the proposed definitive Company Acquisition Agreement relating thereto, which will be in final form in all material respects and include all schedules, annexes and exhibits thereto), (2) during any such notice period(s), if requested by Stefanini, TechTeam will engage in good faith negotiations with Stefanini to amend the Merger Agreement, and (3) at the end of any such notice period(s), the TechTeam board of directors determines in good faith, after consultation with outside legal counsel, that such offer is still a Superior Proposal (taking into account any changes to the terms of the Merger Agreement proposed by Stefanini) and that the failure to take such action would be inconsistent with the fiduciary duties of the TechTeam board of director under applicable law, and (E) TechTeam enters into such binding definitive agreement concurrently or immediately following such termination. Such termination is referred to in this document as a "Superior Proposal Termination".

        Termination by Stefanini.    The Merger Agreement provides that it may be terminated and the Offer and the Merger may be abandoned by Stefanini at any time prior to the Effective Time by written notice by Stefanini to TechTeam:

  •
  at any time prior to the Purchase Time, if TechTeam has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (x) would cause any of the conditions contained in Annex I to the Merger Agreement to not be satisfied, (y) was notified by Stefanini in a written notice delivered to TechTeam and (z) cannot be cured by the Outside Date or at least thirty (30) days has elapsed since the date of delivery of a written notice to TechTeam of such breach and such breach shall not have been cured in a manner such that such breach no longer results in an Offer Condition not being satisfied; provided that the right to terminate the Merger Agreement under this paragraph will not be available to Stefanini if TechTeam's breach or failure to perform any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement was primarily due to Stefanini's or Merger Sub's failure to perform any of its respective obligations under the Merger Agreement. Such termination is referred to in this document as an "Breach Termination.";

  •
  (A) the TechTeam board of directors effected or resolved to effect a Company Adverse Recommendation Change, (B) TechTeam fails to include the recommendation of the TechTeam board of directors that the stockholders of TechTeam accept the Offer and tender their Shares to Merger Sub pursuant to the Offer and, to the extent required to consummate the Merger, adopt the Merger Agreement (the "Company Board Recommendation") in the Schedule 14D-9, (C) TechTeam entered into, or publicly announced its intention to enter into any Company Acquisition Agreement, or (D) TechTeam or its officers, directors, employees, affiliates, consultants, agents, advisors and other representatives have intentionally and materially breached any of its obligations under the Merger Agreement described in the section captioned "No Solicitation; Change in Recommendation," which resulted in an Acquisition Proposal being announced, commenced, submitted or made. Such termination is referred to in this document as an "Company Adverse Recommendation Change Termination."

        The Merger Agreement provides that any termination of the Merger Agreement by Stefanini will also constitute an effective termination by Merger Sub.

  Effect of Termination; Termination Fee; Expenses

        The Merger Agreement provides that if the Merger Agreement is terminated and the Merger abandoned in accordance with its terms, subject to certain exceptions, the Merger Agreement will become void and of no further force or effect with no liability on the part of any party (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives). Any such termination, however, will not relieve any party from any liability or damages resulting from any deliberate and willful breach of any representation, warranty, covenant or agreement contained in the Merger Agreement, and will not in any way affect any of the parties' rights or obligations with respect to any Shares accepted for payment pursuant to the Offer prior to such termination (other than against the Company, if the termination fee has been paid).

        If the Merger Agreement is terminated (A) by TechTeam pursuant to a Superior Proposal Termination, (B) by Stefanini pursuant to a Company Adverse Recommendation Change Termination, or (C) (i) a bona fide Acquisition Proposal has been publicly disclosed and not withdrawn prior to the termination of the Merger Agreement; and (ii) following the occurrence of an event described in clause (i), the Merger Agreement is terminated by either of Stefanini or TechTeam, pursuant to an Outside Date Termination, or by Stefanini pursuant to a Breach Termination and (iii) within 12 months after the date of any such termination, any Acquisition Proposal (whether or not relating to such first Acquisition Proposal) is consummated or an Acquisition Agreement (whether or not relating to such first Acquisition Proposal) is executed, then TechTeam must pay to Stefanini, in cash, a termination fee in the amount of $2.8 million; except that, for purposes of clause "(C)(iii)" above, all references to "20%" and "80%" in the definition of Acquisition Proposal will be deemed to be references to "50%."

        The Merger Agreement provides that, for the avoidance of doubt, TechTeam will not be required to pay the termination fee described above more than once. The Merger Agreement provides that if TechTeam fails to pay when due any amount payable under the provisions described above then: (i) TechTeam must reimburse Stefanini for all reasonable costs and expenses (including reasonable and documented attorneys' fees) incurred in connection with the collection of such overdue amount and the enforcement by Stefanini of its rights under such provisions; and (ii) TechTeam must pay to Stefanini interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Stefanini in full) at a rate per annum equal to the "prime rate" (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

        Under the Merger Agreement, if Stefanini would be entitled to terminate the Merger Agreement and receive a termination fee as described above, termination of the Merger Agreement and the collection by Stefanini of such fee will constitute liquidated damages and be the sole and exclusive remedy against the Company, its directors, officers, employees, representatives or affiliates with respect to (i) any loss or damage suffered as a result of the failure of any transactions contemplated hereby by the Merger Agreement, (ii) the termination of the Merger Agreement, (iii) any liabilities or obligations arising under the Merger Agreement, or (iv) any claims or actions arising out of or relating to any breach, termination or failure of or under the Merger Agreement.

        Except as otherwise specifically provided in the Merger Agreement, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated by it, except that Stefanini and TechTeam will share equally all filing fees payable pursuant to the HSR Act.

  The Guarantee

        The following summary does not purport to be complete and is qualified in its entirety by reference to the Guarantee, which is filed as an exhibit to the Tender Offer Statement on Schedule TO that has been filed with the SEC by Merger Sub and Stefanini in connection with the Offer, and is incorporated herein by reference. The Guarantee may be examined, and copies obtained, by following the procedures described in Section 8 (Certain Information Concerning TechTeam) of this Offer to Purchase.

        On November 1, 2010, Marco Antonio Stefanini, Maria das Graças Vuolo Sajovic, Stefanini Participações Ltda. and Stefanini Consultoria e Assessoria em Informatica S.A. (each a "Guarantor" and collectively, the "Guarantors") entered into a guarantee (the "Guarantee") in favor of TechTeam pursuant to which each Guarantor is legally bound to absolutely, irrevocably and unconditionally guarantee to TechTeam the payment of all liabilities and obligations of Stefanini and Merger Sub pursuant to the Merger Agreement. Such payment liabilities and obligations include payment of the Offer Price for each Share validly tendered pursuant to the Offer, the Merger consideration paid to stockholders upon the consummation of the Merger, certain other amounts payable pursuant to any other section of the Merger Agreement and all damages, losses, costs and expenses in connection with any breach of the Merger Agreement by Stefanini or Merger Sub. The Guarantors are jointly and severally obligated for any and all obligations in accordance with the terms of the Guarantee. Notwithstanding any other provision of the Guarantee, the maximum aggregate liability of the Guarantors will not exceed the aggregate liability of Stefanini and Merger Sub under the Merger Agreement plus reasonable attorneys' fees and other reasonable costs of enforcement of, and collection under, the Guarantee.

        The Guarantors agreed to standard representations and warranties, including, in the case of the Mr. Stefanini and Ms. Sajovic, as to their ownership of the equity interests of Stefanini and Merger

Sub. In addition, the Guarantors agreed that they will not object to a claim of specific enforcement as a remedy for a breach of the Guarantee. The Guarantors also agreed that any legal action or proceeding related to the Guarantee shall be brought and determined exclusively in the Chancery Court of the State of Delaware (or, if the Chancery Court declines to accept jurisdiction over such matter, in any federal or state court within the State of Delaware).

        Each of the Guarantors agreed to cause Stefanini and Merger Sub to perform all of their respective non-payment obligations pursuant to the Merger Agreement. TechTeam has the right to take any and all actions under applicable law to collect any of the Guarantors' liabilities pursuant to the Guarantee. The Guarantee will terminate upon the earlier of (i) the closing of the Merger, (ii) immediately after the termination of the Merger Agreement in certain circumstances including, but not limited to, the termination of the Merger Agreement by TechTeam in order to enter into a transaction that is a Superior Proposal (as defined above in the section captioned "No Solicitation; Change in Recommendation"), and (iii) 100 days after the termination of the Merger Agreement.

  The Support Agreements

        The following summary does not purport to be a complete description of the terms and conditions of the Support Agreements and is qualified in its entirety by reference to the Support Agreements, a copy of the form of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that has been filed with the SEC by Merger Sub and Stefanini in connection with the Offer, and is incorporated herein by reference. The Support Agreements may be examined, and copies obtained, by following the procedures described in Section 8 (Certain Information Concerning TechTeam) of this Offer to Purchase.

        As inducement to Stefanini to enter into the Merger Agreement, each of Costa Brava Partnership III L.P. and Emancipation Capital, LLC entered into a Support Agreement with Stefanini and Merger Sub pursuant to which they have agreed, in their capacity as stockholders of TechTeam, among other things, to tender or cause to be tendered to Merger Sub in the Offer all of the Shares owned beneficially and/or of record by them, as well as any additional Shares which they may acquire or own, beneficially or of record (pursuant to TechTeam stock options or otherwise). Such Stockholders also have agreed to vote, or cause to be voted, all of such Shares, among other things, in favor of the approval of the merger agreement (and against any Acquisition Proposal (as defined therein) or any proposal made in opposition to or in connection with the merger agreement or the transactions contemplated therein and against any action that would reasonably be expected to impede, interfere with, prevent, delay or adversely effect in any material way the consummation of the transactions contemplated by the Merger Agreement), to the extent any such shares have not been previously accepted for payment pursuant to the Offer, and have given Stefanini an irrevocable proxy to vote each such Stockholder's shares to that effect. In addition, such Stockholders have agreed to waive any appraisal rights they may have under the DGCL and have agreed not to take any action that TechTeam is prohibited from taking under Section 6.3 of the Merger Agreement. As of November 1, 2010, the Stockholders beneficially owned an aggregate of 2,056,309 shares of Common Stock, representing approximately 18.4% of the outstanding Shares as of such date. By their terms, the Support Agreements terminate upon the earliest to occur of the termination of the Merger Agreement in accordance with its terms, the effective time of the Merger (the "Effective Time"), or the mutual written consent of the parties to the Support Agreement. Additionally, each Stockholder has the right to terminate the applicable Support Agreement upon any decrease in the Offer Price or any change in the form of consideration payable in the Offer, any decrease in the number of shares sought pursuant to the Offer, any amendment or waiver by Stefanini or Merger Sub of the requirement that at least a majority of the then outstanding Shares be validly tendered and not withdrawn prior to the expiration of the Offer, the addition of any new conditions to the Offer not set forth on Annex I to the Merger Agreement, any modification of the condition that the Merger Agreement not be terminated in accordance with its terms, the conditions set forth on Annex I to the Merger Agreement in a manner adverse to the Stockholders, any extension of the Expiration Date of the Offer except as otherwise permitted by the Merger Agreement, or make any other change in the terms or conditions of the Offer that is materially adverse to the Stockholders.

13.   Conditions to the Offer

        The following is a summary of all of the conditions to the Offer, and the Offer is expressly conditioned on the satisfaction of these conditions. The following summary does not purport to be a complete description of the conditions to the Offer contained in the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that has been filed with the SEC by Merger Sub and Stefanini in connection with the Offer, and is incorporated in herein by reference. The Merger Agreement may be examined, and copies obtained, by following the procedures described in Section 8 (Certain Information Concerning TechTeam) of this Offer to Purchase.

        The Merger Agreement provides that the obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions set forth in the bullet points below. Accordingly, notwithstanding any other provision of the Offer or the Merger Agreement, Merger Sub is not required to accept for payment or (subject to any applicable rules and regulations of the SEC) pay for any Shares tendered in connection with the Offer and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, unless, immediately prior to the Expiration Date:

  •
  there have been validly tendered in the Offer and not properly withdrawn that number of Shares that, together with the number of Shares, if any, then owned beneficially by Stefanini and Merger Sub (together with their wholly-owned subsidiaries), constitutes a majority of the total number of then-outstanding Shares on a fully diluted basis (the "Minimum Condition") (where "fully diluted basis" means, as of any time, the number of Shares outstanding, plus all shares of common stock of TechTeam that TechTeam would be required to issue pursuant to the exercise, exchange or conversion, as applicable, of all "in the money" options, and all warrants and other rights to acquire, or securities convertible into or exchangeable for, Shares that are outstanding and that are vested (or that will be vested) immediately prior to the Purchase Time); and

  •
  any applicable waiting period under the HSR Act in respect of the transactions contemplated by the Merger Agreement has expired or has been terminated.

        Additionally, notwithstanding any other provision of the Offer or the Merger Agreement, Merger Sub is not required to accept for payment or (subject to any applicable rules and regulations of the SEC) pay for any Shares tendered in connection with the Offer and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, if any of the following conditions exist, immediately prior to the Expiration Date:

  •
  a proceeding has been instituted or is pending, initiated by any governmental entity, (i) challenging or seeking to make illegal delay materially or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Stefanini or Merger Sub or the consummation of the Offer or the Merger, (ii) seeking to restrain or prohibit Stefanini's ownership or operation (or that of its affiliates) of all or any significant portion of the business, assets or products of Stefanini, TechTeam or their respective subsidiaries, or to compel Stefanini or any of its affiliates to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any material portion of the business, assets or products of Stefanini, TechTeam or their respective subsidiaries, (iii) seeking, directly or indirectly, to impose or confirm any significant limitations on (A) the ability of Stefanini or any of its affiliates effectively to acquire, hold or exercise full rights of ownership of any Shares or any shares of common stock of the Surviving Corporation, including the right to vote the Shares or the shares of common stock of the

    Surviving Corporation acquired or owned by Stefanini, Merger Sub or any of Stefanini's other affiliates on all matters properly presented to TechTeam's stockholders or (B) the ownership or operation by Stefanini (or any of its subsidiaries) of all or any material portion of businesses or assets of Stefanini, TechTeam or their respective subsidiaries, (iv) seeking to require divestiture by Stefanini, Merger Sub or any of Stefanini's other affiliates of any Shares or any material business or assets of Stefanini, TechTeam or their respective subsidiaries or (v) which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger; or

  •
  since November 1, 2010, there has occurred any change or development that has had or would reasonably be expected to have, individually or in the aggregate, a "Material Adverse Effect" (as defined in the Merger Agreement) on TechTeam;

  •
  (i) the representations and warranties of TechTeam in Section 4.3(a) of the Merger Agreement are not true and correct in all respects except to the extent of any differences which are no more than de minimis in extent and (ii) any other representation or warranty of TechTeam contained in the Merger Agreement (without giving effect to any references to any Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) are not true and correct in any respect when made or at the consummation of the Offer as if made at and as of such time, except the representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), provided that this condition shall be deemed to have been satisfied unless the impact of the failure to be true of the representations and warranties of TechTeam contained in the Merger Agreement would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on TechTeam;

  •
  TechTeam has breached or failed, in any material respect, to perform or comply with any agreement or covenant to be performed or complied with by it under the Merger Agreement and such breach or failure has not been cured prior to the scheduled expiration of the Offer (including any extensions thereof within the Extension Period);

  •
  TechTeam has not furnished Stefanini with a certificate signed on TechTeam's behalf by its Chief Executive Officer or Chief Financial Officer attesting, as of the Expiration Date, to the absence of the conditions set forth in the second, third and fourth bullet points above;

  •
  (i) a Company Adverse Recommendation Change has occurred, or (ii) TechTeam has entered into, or publicly announced its intention to enter into, a Company Acquisition Agreement; or

  •
  the Merger Agreement has been terminated in accordance with its terms.

        The foregoing conditions are for the sole benefit of Stefanini and Merger Sub and, subject to the other provisions of the Merger Agreement, may be waived by Stefanini or Merger Sub (except for the Minimum Condition and the condition in the last bullet above) in whole or in part at any time and from time to time prior to the Expiration Date, in the sole discretion of Stefanini and Merger Sub. The failure by Stefanini or Merger Sub at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

        If the Offer is terminated pursuant to the foregoing provisions, all tendered Shares will be promptly returned to the tendering stockholders.

14.   Certain Legal Matters

  General

        Except as described in the Merger Agreement and this Section 14, none of TechTeam Merger Sub or Stefanini is aware of any license or regulatory permit that appears to be material to the business of

TechTeam that would be adversely affected by Merger Sub's acquisition of Shares in connection with the Offer or the Merger, or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of Shares by Merger Sub or Stefanini in connection with the Offer or the Merger. Should any such approval or other action be required, Merger Sub and Stefanini currently contemplate that such approval or other action will be sought. While, except as otherwise described in this Offer to Purchase, Merger Sub does not currently intend to delay the acceptance for payment of, or payment for, Shares that are tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to TechTeam's business or that certain parts of TechTeam's business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Merger Sub could decline to accept for payment, or pay for, Shares that are tendered in the Offer. See Section 13 (Conditions to the Offer) of this Offer to Purchase for certain conditions to the Offer, including conditions with respect to governmental actions.

  Certain Litigation

        A lawsuit was filed in connection with the Offer. On November 10, 2010, a putative stockholder class action lawsuit styled Edwards vs. TechTeam Global, Inc., et. al, Case No. 10-114863-CB, was filed in the Oakland County Circuit Court in the State of Michigan against TechTeam, the members of TechTeam's Board of Directors and Stefanini. The plaintiff, purportedly on behalf of a class of stockholders, alleges that the directors of TechTeam breached their fiduciary duties by agreeing to the Merger Agreement and that TechTeam and Stefanini aided and abetted those alleged breaches of duty. The Edwards complaint seeks injunctive relief, as well as an award of attorneys fees and costs.

  State Takeover Statutes

        A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. TechTeam, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Neither Merger Sub nor Stefanini believes that any of these laws will, by their terms, apply to the Offer or the Merger, and neither Merger Sub nor Stefanini has complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or Merger, Merger Sub and Stefanini believe that there are reasonable bases for contesting the application of such laws.

        In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

        As a corporation incorporated in Delaware, TechTeam is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, TechTeam's board of directors has approved the Merger Agreement and the transactions contemplated thereby, as described in Section 12 (Purpose of the Offer and the Merger; Plans for TechTeam; The Merger Agreement; The Support Agreements) above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

        Based on information supplied by TechTeam and TechTeam's representations in the Merger Agreement, neither Merger Sub nor Stefanini believes that there are any state takeover statutes or regulations under the DGCL or Delaware law that apply to the Offer or the Merger. Merger Sub reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of that right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Merger Sub might be required to file certain information with, or receive approvals from, the relevant state authorities, and Merger Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Merger Sub might not be obligated to accept for payment or pay for Shares tendered pursuant to the Offer.

  Antitrust

        Under the HSR Act, and the related rules and regulations that have been promulgated pursuant thereto, certain acquisition transactions may not be completed unless certain information has been filed with the FTC and the DOJ and certain waiting period requirements have been satisfied. The Offer and the Merger are subject to the filing and waiting period requirements of the HSR Act.

        Pursuant to the requirements of the HSR Act, Marco Stefanini, on behalf of himself, Stefanini, and Merger Sub, and TechTeam will each file a Premerger Notification and Report Form with respect to the Offer and the Merger with the FTC and the DOJ. The waiting period applicable to the purchase of shares in a cash tender offer, such as the Offer, is 15 calendar days from the date the Acquiring Person makes its filing, except that if the waiting period terminates on a weekend or holiday, the waiting period is extended to 11:59 p.m., United States East Coast time, on the following business day. The FTC or the DOJ may terminate the waiting period sooner; the FTC or the DOJ may also extend the waiting period by issuing to Mr. Stefanini and TechTeam a formal request for additional information or documentary material. If such a "second request" is made, the waiting period will be extended until 11:59 p.m., United States East Coast time, on the tenth day after substantial compliance with the request by Mr. Stefanini. Thereafter, the FTC and DOJ can delay the consummation of the Offer and Merger only by agreement with Stefanini or by obtaining a court order.

        The FTC and the DOJ may scrutinize the legality under the antitrust laws of Merger Sub's acquisition of Shares in connection with the Offer and the Merger. At any time before Merger Sub's acquisition of Shares, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin Merger Sub's acquisition of Shares in the Offer, the Merger or otherwise, or seeking the divestiture of substantial assets of Stefanini, TechTeam and/or their respective subsidiaries. At any time after Merger Sub's acquisition of Shares in the Offer and the Merger, the FTC or the DOJ could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking the divestiture of the Shares acquired by Merger Sub in the Offer and the Merger or seeking the divestiture of substantial assets of Stefanini, TechTeam and/or their respective subsidiaries.

        While Stefanini and Merger Sub believe that the Offer and the Merger will not violate United States antitrust laws, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made or that, if such a challenge is made, Stefanini and Merger Sub will prevail.

        Private parties, as well as state governments, may also bring legal action under the antitrust laws in certain circumstances. There can be no assurance that a challenge to the Offer or the Merger or other acquisition of Shares by Merger Sub on antitrust grounds will not be made or, if such a challenge is made, of the result. If any such action is threatened or commenced by the FTC, the DOJ, or any state or any other person, Merger Sub may not be obligated to consummate the Offer. See Section 13 (Conditions to the Offer) of this Offer to Purchase for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

  Foreign Approvals

        According to TechTeam's Form 10-K filed with the SEC for the fiscal year ending December 31, 2009, TechTeam conducts business in certain other countries. In connection with the acquisition of Shares by Merger Sub pursuant to the Offer and the Merger, the laws of other countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on TechTeam's operations in such countries and jurisdictions as a result of the acquisition of Shares pursuant to the Offer or the Merger. There can be no assurance that Merger Sub will be able to cause TechTeam or its subsidiaries to satisfy or comply with such laws or that compliance or noncompliance will not have adverse consequences for TechTeam or any of its subsidiaries after purchase of the Shares pursuant to the Offer or the Merger.

        Currently, Stefanini, Merger Sub and, to the knowledge of Stefanini and Merger Sub, TechTeam, are aware that the Offer and Merger will require a filing with the competition authorities in Brazil to be made no later than fifteen (15) days after the execution of the Merger Agreement. Stefanini will make the required filing in compliance with Brazilian law. Brazilian competition law does not impose a waiting period requirement on the consummation of the Offer and the Merger following that filing.

        Currently, Stefanini, Merger Sub and, to the knowledge of Stefanini and Merger Sub, TechTeam, are not aware of any other such foreign filings or approvals being required in connection with the Offer and Merger.

  Federal Reserve Board Regulations

        Shares of TechTeam common stock are currently margin securities under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, Shares would no longer constitute margin securities for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

15.   Fees and Expenses

        Fredericks Michael & Co. ("FM&Co") is acting as financial advisor to Stefanini in connection with Stefanini's efforts to enter into a business combination with TechTeam. FM&Co will receive customary fees in connection with the engagement. Stefanini has also agreed to reimburse FM&Co for its reasonable expenses, including the reasonable fees and expenses of its legal counsel, resulting from or arising out of its engagement and to indemnify FM&Co and certain related persons against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. FM&Co and its affiliates render various investment banking and other advisory services to Stefanini and its affiliates and are expected to continue to render such services, for which FM&Co will receive customary compensation from Stefanini and its affiliates.

        Stefanini has retained MacKenzie Partners, Inc. to act as the Information Agent for the Offer, and Computershare Trust Company, N.A. to serve as the Depositary for the Offer. Each of the Information Agent and the Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with its services, including certain liabilities and expenses under U.S. federal securities laws.

        The Information Agent may contact holders of TechTeam common stock by mail, telephone, facsimile, email, telegraph and personal interview and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of TechTeam common stock.

        Neither Merger Sub nor Stefanini will pay any fees or commissions to any broker or dealer or other person (other than to the Depositary, to the Information Agent and in the event that the laws of one or more jurisdictions require the Offer to be made by a broker or dealer licensed in such jurisdiction, to such broker or dealer) in connection with the solicitation of tenders of Shares in connection with the Offer. Upon request, Merger Sub will reimburse brokers, dealers, banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding material to their customers.

16.   Miscellaneous

        The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to holders of Shares. Stefanini is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Stefanini becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Stefanini will make a good faith effort to comply with such state statute. If, after such good faith effort, Stefanini cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

        No person has been authorized to give any information or to make any representation on behalf of Merger Sub or Stefanini that is not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

        Merger Sub and Stefanini have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to such document. In addition, TechTeam will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, containing its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional information with respect to the Offer. Such documents and any amendments to such documents, including the related exhibits, should be available for inspection and copies should be obtainable in the manner described in Section 8 (Certain Information Concerning TechTeam) of this Offer to Purchase.

PLATINUM MERGER SUB, INC.

November 12, 2010

 SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF MERGER SUB AND STEFANINI

1.     Directors and Executive Officers of Merger Sub

        The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Merger Sub are set forth below. The business address of each such director and executive officer is c/o Stefanini IT Solutions SA, Avenida Brigadeiro Faria Lima, 1355, 19th Floor, São Paulo, SP 001452-002, Brazil.

Name and Position	Age	Background
Marco Antonio Stefanini, Director	49	Mr. Stefanini founded the Stefanini Group in 1987 in Brazil, and has served as the President and Chief Executive Officer of Stefanini Participações Ltda. and of its operating subsidiary, Stefanini Consultoria e Assessoria em Informatica S.A., during the past five years. Mr. Stefanini is also the founder and vice president of the Brazilian Association of Information Technology and Communication Companies (Brasscom), and is a member of the US-Brazil Forum and the Brazil-UK group of CEOs. Mr. Stefanini holds a bachelors degree from the Engineering University in Sao Paulo, Brazil.
Maria das Graças Vuolo Sajovic, Director	51	Ms. Sajovic has served as an officer with Stefanini Consultoria e Assessoria em Informatica S.A. since the company was founded in 1987, most recently serving as the International Vice President.
Antonio Moreira, President	44	Mr. Moreira has served as the Chief Executive Officer of Stefanini International Corp. since 2002.
Antonio Barretto, Secretary	42

Mr. Barretto has served as the Investor Relations Officer of Stefanini Consultoria e Assessoria em Informatica S.A. since February 2008. From July 2007 through January 2008, Mr. Barretto acted as an independent consultant. From January, 2005 through June, 2007, Mr. Barretto was employed by Trinity Materials LLC, where he worked in positions related to strategic and financial planning and mergers and acquisitions.

I-1

Name and Position	Age	Background
Marcio Maudonnet, Treasurer	35

Mr. Maudonnet has served as the Chief Financial Officer of Stefanini Consultoria e Assessoria em Informatica S.A. since September 2006. From January 2005 through August 2006, Mr. Maudonnet served as the chief financial officer of Emdec S.A.

2.     Directors and Executive Officers of Stefanini

        The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Stefanini are set forth below. The business address of each such director and executive officer is c/o Stefanini IT Solutions SA, Avenida Brigadeiro Faria Lima, 1355, 19th Floor, São Paulo, SP 001452-002, Brazil.

Name and Position	Age	Background
Marco Antonio Stefanini, Director and Chairman	49	Mr. Stefanini founded the Stefanini Group in 1987 in Brazil, and has served as the President and Chief Executive Officer of Stefanini Participações Ltda. and of its operating subsidiary, Stefanini Consultoria e Assessoria em Informatica S.A., during the past five years. Mr. Stefanini is also the founder and vice president of the Brazilian Association of Information Technology and Communication Companies (Brasscom), and is a member of the US-Brazil Forum and the Brazil-UK group of CEOs. Mr. Stefanini holds a bachelors degree from the Engineering University in Sao Paulo, Brazil.
Maria das Graças Vuolo Sajovic, Director	51	Ms. Sajovic has served as an officer with Stefanini Consultoria e Assessoria em Informatica S.A. since the company was founded in 1987, most recently serving as the International Vice President.

I-2

        Manually signed photocopies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for shares of TechTeam common stock and any other required documents should be sent or delivered by each stockholder of TechTeam or such stockholder's broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

        Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other materials related to the Offer may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

        The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
tenderoffer@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885

QuickLinks

  Exhibit (a)(1)
IMPORTANT
TABLE OF CONTENTS
SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER
SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF MERGER SUB AND STEFANINI